Exhibit 99.9

Franco-Nevada TSX:FNV FRANCO-NEVADA 2009 ANNUAL REPORT

Contents 2009 Highlights 3 Letter to Shareholders 4 Understanding Royalties 6 Our Royalty Portfolio 7 Our Global Assets 8 Our Highlighted Assets 10 Corporate Responsibility 20 Directors 21 Management’s Discussion and Analysis 23 Auditors’ Report 47 Consolidated Financial Statements 48 Corporate Information 68 Our financial results and other dollar references are in U.S. dollars unless otherwise indicated. As our shares trade only on the Toronto Stock Exchange, references to our share price performance are in Canadian dollar terms. “Royalty Revenue” and “Free Cash Flow” are non-GAAP measures and are defined and reconciled to GAAP in Management’s Discussion and Analysis. Our Annual Report is supported by further information and explanatory notes in our Annual Information Form available on www.sedar.com and our website www.franco-nevada.com. All our disclosure should be read with reference to the cautions regarding the use of forward-looking statements and our access to property information contained in our Annual Information Form. Annual and Special Meeting Franco-Nevada Corporation will hold its Annual and Special Meeting at the TSX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto on Wednesday, May 12, 2010 at 4:00 pm Toronto time. View of open pit operations at the Palmarejo mine in Mexico. The mine started production in April 2009 and has been ramping up operations. Palmarejo generated $18.8 million of Royalty Revenue for Franco-Nevada in 2009 and is expected to be Franco-Nevada’s largest Royalty Revenue generator in 2010.

Franco-Nevada Corporation is a gold-focused royalty company with additional interests in platinum metals, oil & gas and other assets. It is the leading gold royalty company with the largest gold royalty revenues. The Company trades under the symbol FNV on the Toronto Stock Exchange and is part of the S&P/TSX Composite Index. Since its IPO in late 2007, Franco-Nevada has delivered superior returns to investors through its portfolio of high-margin cash flow producing assets located principally in the United States, Canada and Mexico. The Company also has a pipeline of royalties on projects that are under development as well as royalties on a large portfolio of exploration projects and other assets. Franco-Nevada has a strong balance sheet with no debt or hedges and has capital available to fund growth through further royalty acquisitions. Management and the Board are significant shareholders and are dedicated to the maximization of Franco-Nevada’s share price.

2009 Annual Report 2 GROWING GOLD REVENUES REVENUE BY QUARTER - $ MILLIONS Q1-08 50 40 30 20 10 0 GOLD OTHER Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09 FROM SECURE ASSETS REVENUE SOURCE - BY LOCATION A. US - 58% B. CANADA - 21% C. AUSTRALIA - 2% D. MEXICO - 15% E. OTHER - 4% A B C D E 2009 2008 US$ millions (except per share and %’s) Q1 Q2 Q3 Q4 Year Year Royalty Revenue $ 29.2 $ 32.9 $ 36.4 $ 44.3 $ 142.8 $ 150.6 Total Revenue 33.1 45.1 41.1 80.4 199.7 151.0 Net Income 3.8 25.1 12.3 39.7 80.9 40.3 Earnings per share 0.04 0.25 0.11 0.36 0.76 0.41 Free Cash Flow 24.9 27.9 32.5 39.0 124.3 131.7 Free Cash Flow per share 0.25 0.27 0.29 0.35 1.16 1.34 Free Cash Flow per % of Royalty Revenue 85% 85% 89% 88% 87% 87% Dividends Paid – 13.5 – 14.7 28.2 21.8 Dividends Paid per share ($Cdn) – C$ 0.14 – C$ 0.14 C$ 0.28 C$ 0.24 (as at December 31) 2009 2008 Working Capital $ 530.7 $ 239.1 Long-Term Debt nil nil Total Shareholders’ Equity $ 1,930.3 $ 1,433.6 Market Capitalization $ 3,200.6 $ 1,743.2

Franco-Nevada Corporation 3 2009 HIGHLIGHTS ($US) Another year of strong financial performance: • $200 million in revenues of which Royalty Revenue was $143 million • $124 million in pre-tax Free Cash Flow • 87% margin of Free Cash Flow from Royalty Revenue • Over $600 million of liquidity • No debt or hedges A growing gold business: • 42% growth in Gold Royalty Revenue over 2008 • New gold revenues from Palmarejo and Gold Quarry • Strong performance from core assets • 80% of Royalty Revenue from precious metals in Q4 Maximizing Franco-Nevada’s share price: • Share price appreciated 32% in 2009 and over 85% since IPO • $50 million in dividends have been paid in the two years since IPO • Strong track record of successful acquisitions • Ongoing acquisition discipline 9/30/08 9/30/09 +125% +100% +75% +50% +25% 0% -25% -50% 12/20/07 3/31/08 6/30/08 12/31/08 3/31/09 6/30/09 12/31/09 3/20/10 Franco-Nevada (FNV) S&P/TSX Composite Index FNV SHARE PRICE COMPARED TO S&P/TSX COMPOSITE INDEX From IPO on December 20, 2007 to March 20, 2010 HIGH MARGINS AT 87% OVER $600m LIQUIDITY

2009 Annual Report 4 “It was the best of times, it was the worst of times, it was the age of wisdom, it was the age of foolishness...” A Tale of Two Cities - Charles Dickens The global financial and economic crisis that started in the fall of 2008 with the fall of Lehman Brothers in the USA continued in 2009 with unemployment in most OECD countries reaching new highs. Government balance sheets are being stretched as never before as tax revenues are falling and in some cases quite dramatically, such as California by as much as 25%, while the demands on the public purses, to rescue banks caught in the housing crisis has ballooned upward. For many governments with debt levels reaching over 100% of GDP and their central bankers, and people affected by the crisis, it is the worst of times. Governments have essentially three ways to deal with too much debt: 1. Raise taxes and/or cut spending until debt is at a manageable level. 2. Renege on obligations or promises through defaults or withholding services. 3. Monetize the debt by printing money or, as we call it, inflate your troubles away. We believe that we will see countries choosing different paths but it will be a combination of the above in various degrees depending on the support of voters. For politicians with the next election in mind, the easiest and least painful option in the short run is the debasement of the currency through inflation. What will the US dollar, the British pound, the Euro depreciate against? Gold. For people who have the wisdom to hold gold, it is and will continue to be “the Best of Times”. We remain very bullish on gold. Franco-Nevada was reborn as a public company at the end of 2007 just months before Bear Stearns went bankrupt and the beginning of the worst economic crisis since the Depression of the 1930’s. Your management has worked very hard in the last two years to not only protect shareholder value but continue to grow it. The results have been very gratifying. Our share price has appreciated over 85% in the two years since our IPO and for good reason. Our royalty portfolio has generated over $250 million in Free Cash Flow of which we have paid over $50 million in dividends to our shareholders. Helped by two financings, we have been able to invest approximately $300 million in new royalty assets and we still have over $600 million in working capital and marketable investments available for further acquisitions with no debt, hedges or purchase obligations. Franco-Nevada finished 2009 with its strongest quarter ever and set records on almost all the financial measures. Royalty Revenues in the last quarter were $44.3 million and were $142.8 million for the year. Our revenues in the latest quarter are now 80% precious metals reflecting growth from our original portfolio, new acquisitions and higher gold prices. Our pre-tax Free Cash Flow margin remains one of the highest of any business at 87%. RATIO OF DJIA TO GOLD PRICE 1945 2005 1900 1915 1930 1960 1975 1990 2010 45 40 35 30 25 20 15 10 5 0 DOW/Gold LETTER TO SHAREHOLDERS

Franco-Nevada Corporation 5 Because of the strength of the Franco-Nevada business model, we can look at the future with confidence. There are three reasons why our business model is so robust: 1. Our first money in is our last. The majority of our royalties are revenue-based royalties which are not subject to capital and operating cost inflation. 2. It is a high margin business. 3. Royalties come with a perpetual option on any new discoveries or expansions on our royalty lands by the many operators on our over 300 royalties. With gold reaching new highs and risk capital available both to explore and advance projects, a number of our long-held properties are coming to fruition. Even after seeing our gold revenues grow by over 40% in 2009 over 2008, Franco-Nevada anticipates further organic gold growth over the next three to four years. In 2010, we are looking forward to a full year of revenues from the Palmarejo and Holloway projects and the start of steady processing at the Hollister mine. By early 2011, we anticipate the start of revenues from our royalties at Red Back’s Tasiast mine and La Mancha’s Ity mine both in West Africa as well as the Duketon project in Australia. After that, we are looking forward to the start of revenues from our Hemlo profit-based royalties, the Subika project with Newmont in Ghana and eventually the large Detour Lake project in Ontario as well as numerous other projects. For the Franco-Nevada shareholders, it is truly the Best of Times. Management’s priority is to continue to reinvest our large free cash flow in new royalties that provide an attractive risk adjusted rate of return but just as importantly, provide optionality through land exposure and commodity price fluctuation. Management has been disciplined in its approach as we are constantly weighing current acquisitions against a growing pipeline of future opportunities. The market capitalization of the resource sector has expanded over tenfold in the last ten years to $2 trillion. There has never been more exploration, development and new projects with royalty opportunities. We feel very fortunate to have such a strong balance sheet to grow our portfolio for the long term. In closing we wish to thank Alex Morrison, who served as our CFO from inception, for all the hard work and valuable advice he has given us in his two years with us. We are sorry to see him leave for personal reasons and we wish him well. We are pleased to welcome back Sandip Rana as our new CFO. Sandip served as Treasurer of Franco-Nevada in the late 1990’s so he brings a history and familiarity of our business and assets and we know he will fit in well with the team. Your Board and management are significant shareholders of Franco-Nevada and we remain dedicated to the maximization of our per share value. Pierre Lassonde David Harquail Chairman President & CEO March 23, 2010

UNDERSTANDING ROYALTIES

Revenue-based Royalties

Revenue-based royalties are based on the value of the production or net proceeds received by the operator with minimal deductions as specified by the contract. This type of royalty provides cash flow that is generally free of operating, capital or environmental costs. A percentage revenue royalty can effectively equate to a larger percentage of the economic value of an orebody as shown on this page. Some terms for revenue-based royalties in the mining and oil & gas industries are:

Net Smelter Return Royalty ("NSR")	Gross Royalty ("GR")
Gross Overriding Royalty ("GOR")	Gross Sales Royalty ("GSR")
Overriding Royalty ("ORR")	Lessor or Freehold Royalty ("FH")

Royalty Streams

Royalty streams are a form of revenue-based royalties similar to an NSR royalty except that instead of the minimal deductions normally applied, a more substantial fixed price is charged for each unit of royalty production. For a number of gold royalty streams to date, this deduction has been $400 per ounce. Gold royalty streams are well suited to co-product production providing incentive to the operator to produce the gold. The royalty stream structure also helps maintain the borrowing capacity for the project. Royalty streams provide higher leverage to commodity price changes.

Profit-based Royalties

Profit-based royalties are based on the profit after allowing for costs related to production. Deductions are defined in the royalty agreement. Payments to the royalty holder generally begin after payback of operating and capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Some terms for profit-based royalties in the resource industry are:

Net Profits Interest ("NPI")	Net Proceeds Royalty ("NPR")

Fixed Royalties

Fixed royalties are more common for iron ore and industrial minerals where the contained value produced is more difficult to value so the royalty is instead based on a $/tonne mined or processed. Fixed royalties may also occur with properties that are non-producing or partly-producing but the royalty contract calls for a fixed minimum payment per annum in lieu of a production royalty. These royalties are sometimes credited against future production royalty payments and the term generally used is:

Advance Minimum Royalty ("AMR")

Working Interest ("WI")

Similar to a NPI except working interest holders have an ownership position in the operation and are liable for their share of capital, operating and environmental costs usually in proportion to their ownership percentage. Working interests are not considered to be royalties because of their ongoing funding requirements although, for profitable operations, they can be economically similar to NPIs or NPRs.

Example of NSR vs. NPI/WI vs. Royalty Stream

Assume for one ounce of gold, a sales price of $900 and "all in" operating and ongoing capital costs of $600. Also assume that Franco-Nevada has a 4% NSR or a 4% NPI on the ounce.

	NSR	NPI/WI	Royalty Stream
One ounce sold at	$900	$900	$900
Applicable cost	–	$600	$400
Margin for royalty calculation	$900	$300	$500
NSR or NPI rate	4%	4%	–
Revenue per ounce to FNV	$36	$12	$500

CONCLUSION: Based on the above economics, the NSR is three times more valuable than an equivalent NPI or WI. The Royalty Stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

2009 Annual Report

6

OUR ROYALTY PORTFOLIO

CATEGORY	PROPERTY	OPERATOR	INTEREST	%
	GOLD			
Operating	Goldstrike, Nevada	Barrick Gold Corporation	NSR/NPI	2-4%/2.4-6%
	Palmarejo, Mexico	Coeur d'Alene Mines Corporation	Gold Stream	50%
	Gold Quarry, Nevada	Newmont Mining Corporation	NSR	7.29%
	Marigold, Nevada	Goldcorp Inc.	NSR/GR	1.75-5%/0.5%-4%
	Tasiast, Mauritania	Red Back Mining Inc.	NSR	2%
	Subika, Ghana	Newmont Mining Corporation	NSR	2%
	Bald Mountain, Nevada	Barrick Gold Corporation	NSR	1-4%
	Cerro San Pedro, Mexico	New Gold Inc.	GR	1.95%
	Hemlo NSR, Ontario	Barrick Gold Corporation	NSR	3%
	Henty, Australia	Bendigo Mining	OR	1% & 10%
	Hollister, Nevada	New Gold Inc.	NSR	3-5%
	Holloway, Ontario	St Andrew Goldfields Ltd.	NSR	2-15%
	Ity, Cote d'Ivoire	La Mancha Resources Inc.	NSR	1-1.5%
	Mesquite, California	New Gold Inc.	NSR	0.5-2%
	Mouska, Quebec	IAMGOLD Corporation	GR	2%
	Mt. Muro, Indonesia	Straits Resources Limited	NSR	3-7%
	New Celebration, Australia	Dioro Exploration NL	NSR	1.75%
	North Lanut, Indonesia	Avocet Mining plc	NSR	5%
	Robinson (gold), Nevada	Quadra Mining Ltd.	NSR & other	0.225% & other
Advanced	Detour Lake, Ontario	Detour Gold Corporation	NSR	2%
	Hemlo NPI, Ontario	Barrick Gold Corporation	NPI	50%
	Dee (Storm/Arturo), Nevada	Barrick Gold Corporation	GR	4-9%
	Perama Hill, Greece	Eldorado Gold Corporation	NSR	2%
	Admiral Hill, Australia	Crescent Gold Limited	other	
	Bronzewing, Australia	Navigator Resources	NSR	1%
	Duketon, Australia	Regis Resources NL	NSR	2%
	Hislop, Ontario	St Andrew Goldfields Ltd.	NSR	4%
	Holt McDermott, Ontario	St Andrew Goldfields Ltd.	NSR	2-10%
	Kirkland Lake, Ontario	Queenston Mining Inc.	NSR	1-3%
		Kirkland Lake Gold Inc.	NSR/NPI	2-3%/20%
	Musselwhite, Ontario	Goldcorp Inc.	NPI	5%
	Pinson, Nevada	Barrick Gold Corporation	NSR	1-2%
	Sandman, Nevada	Newmont Mining Corporation	NSR	0.5674% and 5%
	Wiluna, Australia	Apex Minerals NL	NSR	3-5%
Exploration	131 gold royalty contracts			
	PGM			
Operating	Stillwater Complex, Montana	Stillwater Mining Company	NSR	5%
Advanced	Pandora, South Africa	Anglo Platinum/Lonmin plc	NPI	5%
Exploration	2 PGM royalty contracts		various	
	OTHER MINERALS			
Operating	Mt. Keith (nickel), Australia	BHP Billiton Limited	NPI/GR	0.25%/0.375%
	Robinson (copper), Nevada	Quadra Mining Ltd.	NSR & other	0.225% & other
	Commodore (coal), Australia	Millmerran Operating Company	other	
	Eagle Picher (diatomite), Nevada	EP Minerals, LLC	other	
	Kasese (cobalt), Uganda	Blue Earth Refineries	other	10% FCF Share
Advanced	Falcondo (nickel), D.R.	Xstrata plc	equity	4.1%
	King Vol (zinc), Australia	Kagara Zinc Ltd.	other	
	Peculiar Knob (iron), Australia	Western Plains Resources Ltd.	other	
	Rosemont (copper), Arizona	Augusta Resource Corporation	NSR	1.5%
Exploration	19 other minerals royalty contracts			
	OIL AND GAS			
Operating	Edson, Alberta	Canadian Natural Resources	ORR	15%
	Weyburn Unit, Saskatchewan	Cenovus Energy Inc.	ORR/WI	0.441%/1.110%
	Midale Unit, Saskatchewan	Apache Canada Ltd.	ORR/WI	1.175%/1.594%
	Medicine Hat, Alberta	Suncor Energy Inc.	ORR	2.3%
	Tidewater, Saskatchewan	Talisman Energy Inc., etc.	ORR	1.4%
	Other, Western Canada	Various	ORR/FH	0.5%-20%
Advanced	Arctic Gas, NWT/Nunavut	–	WI	3%-15%
Exploration	184 non-producing interests and 100,000 acres of mineral lands	Various	ORR/FH	0.5%-100%

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Franco-Nevada Corporation

OUR GLOBAL ASSETS


ARCTIC GAS
Drake
Hecla
NORTH AMERICA
Edson
Weyburn
Midale
Stillwater
Musselwhite
Holloway
Hemlo
Detour Lake
Mouska
Kirkland Lake
Mesquite
Rosemont
Palmarejo
Cerro San Pedro
Falcondo
Hollister
Pinson
Dee (Storm/Arturo)
Sandman
EaglePicher
Marigold
Goldstrike
Gold Quarry
Bald Mountain
Robinson
NEVADA
SOUTH AMERICA
Operating
Advanced
Oil and Gas
Calcatreu

ROYALTY REVENUE - BY COMMODITY
A
B
C
D
A. GOLD-70%
B. PGM-8%
C. OTHER MINERALS-2%
D. OIL & GAS-20%

ROYALTY REVENUE - BY GEOGRAPHY
A
B
C
D
E
A. US-58%
B. CANADA-21%
C. MEXICO-15%
D. OTHER-4%
E. AUSTRALIA-2%

Franco-Nevada

2009 Annual Report
8

FRANCO-NEVADA HAS OVER 300 ROYALTIES CHARACTERIZED[1] AS:

	Gold	PGM	Other Minerals	Total Mineral	Oil and Gas	TOTAL
Operating	19	1	5	25	113	138
Advanced	14	1	4	19	1	20
Exploration	131	2	19	152	# [2]	152
TOTAL	164	4	28	196	114	310

1. See our Annual Information Form for how we characterize and count royalties by commodity and stage of development as at March 23, 2010
2. We have not counted as royalties 184 undeveloped oil & gas interests without reportable resources

ROYALTY REVENUE - BY TYPE


A
B
C
D
A. REVENUE-BASED 63%
B. PROFIT-BASED 17%
C. STREAM-BASED & OTHER 15%
D. WORKING-INTEREST 5%


EUROPE
AFRICA
Perama Hill
Tasiast
Ity
Subika
Kasese
Pandora


North Lanut
Mt Muro
King Vol
Commodore
Wiluna
Duketon
Bronzewing
Mt Keith
Moolart Well
AUSTRALIA
Admiral Hill
New Celebration
Peculiar Knob
Henty

• The description and depiction of our royalties in this annual report have been simplified for presentation purposes. This annual report should be read with reference to the additional supporting detail and cautions regarding our use of forward-looking information outlined in our Annual Information Form ("AIF") available on www.sedar.com and our web site www.franco-nevada.com. Forward-looking information is subject to change and risk, should not be relied on and should be considered along with the particular assumptions and risks underlying these statements as set out in detail in our AIF. As a royalty holder we often have limited, if any, access to technical information or are subject to confidentiality provisions. For this annual report and our AIF dated March 25, 2010, we have generally relied on the public disclosure of the owners and operators of our royalty properties to that date. More current information may be available in our subsequent disclosure and our web site.

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Franco-Nevada Corporation

2009 Annual Report 10 GOLDSTRIKE NEVADA Royalty: 2009 Revenue: Operator: 2%-4% revenue-based royalties 2.4%-6% profit-based royalties $21.478m from revenue-based royalties $20.468m from profit-based royalties Barrick Gold Corporation (“Barrick”) Franco-Nevada holds multiple royalties at the Goldstrike operation that cover the majority of the resources and reserves at the open-pit Betze-Post mine as well as the underground operations of Meikle and Rodeo immediately to the north. Depending on the claim block, we own revenue-based royalties that range from 2% to 4% and profit-based royalties that range from 2.4% to 6%. The profit-based royalties are more leveraged to the gold price than the revenue-based royalties. Barrick is the operator of Goldstrike and the mines share common milling, autoclave and roasting processing facilities. Barrick has invested over $2 billion in developing one of the most technologically advanced mining and processing facilities in the world and one of the largest primary gold operations in the world. Franco-Nevada does not have the obligation to fund any portion of the costs associated with the operation. Goldstrike has been a dependable royalty generator for over 20 years. In 2009, Franco-Nevada realized $41.9 million in royalties from Goldstrike down from $49.7 million in 2008. This mostly reflected lower production at the operation with production in 2009 declining to 1.35 million ounces compared to 1.71 million ounces in 2008. Cash costs remained relatively stable at $464 an ounce in 2009 compared to $452 an ounce in 2008. Goldstrike is a mature operation but still has a long life with 12.16 million ounces in reserve at the end of 2009. Barrick has mined and stockpiled a substantial amount of low grade ore on which Franco-Nevada’s royalties will apply. Goldstrike is expected to continue to generate royalties to Franco-Nevada for more than 15 years but production will step down over time. Royalty receipts can be variable on a quarterly basis as the operation phases between mining and waste removal, toll processing of non-royalty ore and the processing of stockpiles. Royalty: 2009 Revenue: Operator: 50% gold stream royalty with 50,000 ounce per year minimum royalty $18.823m of Royalty Revenue Coeur d’Alene Mines Corporation (“Coeur”) Palmarejo is a combined open-pit and underground silver-gold mine located in the Sierra Madre mountains in the western part of Chihuahua State, Mexico. Franco-Nevada has an interest in 50% of the gold produced paid on the difference between the spot gold price and $400 per ounce (with an inflation adjustment). The gold stream is for the life of the operation but is subject to a minimum production level which began on July 1, 2009 of 50,000 ounces per annum until payments have been made on 400,000 ounces. The gold stream applies to the majority of the property which totals approximately 29,000 acres and includes the Palmarejo, Guadalupe and La Patria deposits. Coeur is the developer and operator of Palmarejo which started production in April 2009. In its start-up year, Coeur reported that it produced 3.0 million ounces of silver and 54,740 ounces of gold at an average operating cost of $9.90 per silver ounce. Coeur expects in 2010 to produce 7.9 million ounces of silver and 109,000 ounces of gold at an average cost of $2.50 per silver ounce (excluding royalty payments). Capital expenditures in 2009 were reported at $162.8 million with another $55 million expected to be spent in 2010. Coeur is also reporting reserves at the Guadalupe deposit to the south-east and is considering the feasibility of developing Guadalupe on which Franco-Nevada’s royalty would also apply. OUR HIGHLIGHTED ASSETS Goldstrike Palmarejo PALMAREJO MEXICO

GOLD QUARRY NEVADA

Royalty:	7.29% revenue-based royalty with minimum royalty provision
2009 Revenue:	$13.845m
Operator:	Newmont Mining Corporation ("Newmont")

Franco-Nevada has a 7.29% revenue-based royalty on a 522 acre portion of the Gold Quarry operation. The royalty contains a minimum payment obligation tied to reserves and stockpiles applicable to the royalty. In 2009, Franco-Nevada was paid on approximately 14,431 net attributable royalty ounces. Franco-Nevada expects to continue to receive, on average, between 11,200 and 14,500 gold royalty ounces per annum. Gold Quarry is operated by Newmont and is located in the Carlin District of north-central Nevada. The royalty is on private land rather than government owned land. As such, this royalty is expected to be substantially insulated from the risk of new public land royalties and regulations.

The Gold Quarry operation has been in production since 1985 and continues to be an important contributor to Newmont's Carlin Trend Complex, which operates as an integrated unit with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the Complex. Newmont currently reports reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers, however for 2009, Newmont has announced reserve additions at Gold Quarry from the conversion of the West Wall Layback resources announced last year. This is expected to add to the mine life of the Gold Quarry Mine, as well as to the Gold Quarry royalty. In February 2010, Newmont reported a geotechnical event that would defer 150,000 production ounces into 2011. The minimum annual royalty provisions are expected to mitigate the impact to Franco-Nevada.


Gold Quarry

MARIGOLD NEVADA

Royalty:	0.5% - 5% revenue-based royalties
2009 Revenue:	$7.263m
Operator:	Goldcorp Inc. and Barrick

Franco-Nevada has revenue-based royalties that vary from 0.5% to 5% on over 26 square miles that cover the Marigold mine in Nevada. Marigold is a conventional open pit mine with heap leaching that produced 146,900 ounces in 2009. During 2009, Franco-Nevada substantially increased the area covered by its royalty interests with the purchase of additional royalty interests covering sections not previously owned. Included is the Red Dot area where the operators reported adding 730,000 ounces of reserves in 2009. Franco-Nevada believes there is further upside on this property.


Marigold

TASIAST MAURITANIA

Royalty:	2% revenue-based royalty
2009 Revenue:	begins after 600,000 ounces produced
Operator:	Red Back Mining Inc. ("Red Back")

Franco-Nevada has a 2% revenue-based royalty on production beyond 600,000 ounces from Red Back's Tasiast mine in Mauritania. The royalty as originally granted covered three permit areas totaling over 16,000 square kilometres including the Tasiast, Ahmeyim-Tijirit and Karet areas. Red Back is currently mining from


Tasiast

11 Franco-Nevada Corporation

multiple open pits in the Tasiast permit area using conventional CIL milling and dump leach processing and has produced 313,502 ounces to the end of 2009. Red Back is expecting to produce between 245,000 and 265,000 ounces in 2010 and Franco-Nevada expects the royalty will become payable in early 2011. Red Back has been rapidly expanding reserves and resources at Tasiast and has reported as of March 2010 that reserves are 5.03 million ounces while resources in all categories, inclusive of reserves, are 7.81 million ounces. Red Back expects to announce new reserve additions by mid-2010 as the result of an aggressive drill campaign and considers the property to be very prospective.

SUBIKA GHANA

Royalty:	2% revenue-based royalty
2009 Revenue:	begins after 1.2 million ounces produced
Operator:	Newmont Mining Corporation ("Newmont")

Franco-Nevada's Subika royalty is a 2% revenue-based royalty on production beyond 1.2 million ounces from a 78 square kilometre area at the southern end of Newmont's Ahafo project in Ghana covering all portions of the Subika, Awonsu and Amoma deposits. This royalty was acquired in two stages by Franco-Nevada in late 2009 and early 2010. Newmont is currently mining several open pits both on and off the royalty property using conventional milling and CIL processing. To the end of 2009, Newmont has produced 887,000 ounces from the royalty property. Franco-Nevada expects the royalty will become payable in 2012. The Subika pit is on the royalty property and Newmont publicly announced in March 2010 that a prefeasibility study is underway on the opportunity for a pit expansion and new underground operation below the Subika pit. Newmont has indicated there is the potential for 7 to 9 million ounces including the 3 million ounces currently in reserves. An exploration decline was collared in January 2010 and both underground and surface exploration drilling is planned. Newmont expects to spend between $40 to $60 million on the Subika expansion project in 2010.


Subika
Project Area
Amoma
Ntotoroso
N
Awonsu
Apensu
Plant and Offices
Subika
Kenyase
2% NSR
Royalty Area

BALD MOUNTAIN NEVADA

Royalty:	1-4% revenue-based royalties
2009 Revenue:	$2.056m
Operator:	Barrick Gold Corporation ("Barrick")

Franco-Nevada has revenue-based royalties which range from 1% to 4% over approximately 18,160 acres that cover a part of the eastern portion of the Bald Mountain operation in Nevada operated by Barrick. Bald Mountain is operated as multiple small open-pits using a number of heap leach facilities. In 2009, Barrick reported that it had produced 75,000 ounces compared to 105,000 ounces in 2008. Barrick is expecting to continue to explore this large prospective property and in 2009 succeeded in increasing reserves by 57% to 4.49 million ounces.


Bald Mountain

CERRO SAN PEDRO MEXICO

Royalty:	1.95% GR
2009 Revenue:	$2.245m
Operator:	New Gold Inc.

Franco-Nevada has a 1.95% revenue-based royalty on precious metals recovered from the Cerro San Pedro project located in central Mexico near San Luis Potosi. The open pit mine with run-of-mine heap leaching is owned and operated by New Gold. In 2009, Cerro San Pedro produced 95,500 ounces of gold compared to 84,600 ounces of gold in 2008. This was despite a temporary suspension of operations late in 2009 regarding the legality of environmental permits. The operation continues to produce while a court hears arguments. New Gold expects the mine to produce between 95,000 and 105,000 ounces of gold and between 1.4 and 1.6 million ounces of silver in 2010.

2009 Annual Report
12

Franco-Nevada Corporation 13 Franco-Nevada has both a 3% revenue-based royalty and a 50% profit-based royalty over the part of the Hemlo orebody that is under Franco-Nevada’s royalty property to the north-west of the Williams mine operated by Williams Operating Corporation (“WOC”), a subsidiary of Barrick. Mineralization continues from the Williams operations onto Franco-Nevada’s royalty property and WOC has been developing the royalty property including resource and reserve delineation, underground development and some initial mining in 2009. Franco-Nevada began receiving some initial revenue-based royalties in 2009 and is confident of increasing revenue-based royalties in 2010 and future years. WOC’s current reserve and resource life of mine plan projects the production of 200,000 feed ounces from the royalty property from 2010 to 2015. Franco-Nevada will also be entitled to receive a 50% profit-based royalty once WOC has recovered the capital applicable to developing the royalty property. Exploration drilling is ongoing and has been encouraging. Blue sky life of mine plans indicate the possibility for production beyond 2015. Franco-Nevada has a 5% revenue-based royalty, which drops to 3% on claims with third party underlying royalties, covering most of the Hollister project located on the northern end of the Carlin Trend in Nevada. Great Basin is the operator and has been undertaking both underground exploration and test mining as well as developing toll and alternate processing options for the ore. Great Basin has reported that in 2009 it extracted 81,211 gold equivalent ounces of which 44,706 ounces were processed under toll milling arrangements and the remaining ounces are in stockpile or in process. Great Basin has purchased a 350-400 ton per day mill at the Esmeralda Project located 290 miles to the south west which it reports has been refurbished and is currently awaiting approval on an Environmental Impact Statement. Great Basin has guided that in 2010 it expects to mine 120,000 contained gold equivalent ounces and recover, with existing stockpiles, some 135,000 ounces. Hemlo Hollister Cerro San Pedro Royalty: 2009 Revenue: Operator: 3% revenue-based royalty 50% profit-based royalty $44,386 Barrick Gold Corporation (“Barrick”) HEMLO ONTARIO Royalty: 2009 Revenue: Operator: 3-5% revenue-based royalties $1.555m Great Basin Gold Limited (“Great Basin”) HOLLISTER NEVADA

HOLLOWAY ONTARIO

Royalty: 0.25-15% revenue-based royalties
2009 Revenue: $1.068m
Operator: St Andrew Goldfields Ltd. ("St Andrew")

Franco-Nevada has an extensive package of varying royalties over a substantial land package spread over 90 kilometres of the strike length of the Destor- Porcupine break east of Timmins, Ontario. Franco-Nevada's royalties include significant scaled royalties on both St Andrew's Holloway and Holt properties and royalties on the Hislop, Aquarius, Taylor, Stock and Central Timmins properties. In late 2009, St Andrew reactivated the Holloway mine on which Franco-Nevada has a sliding scale royalty of 2% if the price of gold is $800/ounce or less, increasing by 1% for every $100/ounce increase in the price of gold, up to a maximum of 15%. Franco-Nevada realized over $1 million from this royalty in 2009 and expects higher receipts in 2010 with the benefit of a full year of production and higher gold prices. In addition, St Andrew expects to begin production in 2010 at the Hislop property 35 kilometres east of Holloway on which Franco-Nevada has a 4% revenue-based royalty. Franco-Nevada also has a sliding scale royalty at the Holt mine adjacent to Holloway, but development of this project is delayed by a legal dispute between third-parties.


HOLLOWAY
MINE
Holloway

ITY COTE D'IVOIRE

Royalty: Approx. 1-1.5% revenue-based royalty
2009 Revenue: Begins after 13 tonnes produced
Operator: La Mancha Resources Inc. ("La Mancha")

Franco-Nevada has an approximate 1% revenue-based royalty once the Ity open pit gold mine in Côte d'Ivoire produces 13 tonnes of gold from the start of 2001. The royalty increases to an approximate 1.5% revenue-based royalty once 21 tonnes of gold are produced from that same date. To the end of 2009, the mine has produced approximately 11.8 tonnes of gold leaving about 38,000 ounces before reaching the first royalty threshold. La Mancha reported that the mine on a 100% basis produced 51,710 ounces in 2009 and is expected to produce between 44,000 to 52,000 ounces in 2010 indicating the royalty should be payable in late 2010. La Mancha reports that on a 100% mine basis reserves at the end of 2009 were 352,659 ounces representing a six year life and that it is confident that additional identified resources should allow it to add to the mine life.


Ity

MESQUITE CALIFORNIA

Royalty: 0.5-2% revenue-based royalties
2009 Revenue: $2.832m
Operator: New Gold Inc.

Franco-Nevada has 0.5% to 2% revenue-based royalties on the Mesquite property. New Gold is the operator of this open-pit heap leach processing operation and in 2009 produced 150,000 ounces compared to 108,300 ounces in 2008. Production benefited from higher tonnes placed on the leach pad and increased recoveries from secondary leaching. In 2010, New Gold expects to produce between 145,000 and 155,000 ounces of gold. New Gold indicates it plans to evaluate various treatment alternatives for known sulphide resources that currently lie beneath the pits being mined at Mesquite.

2009 Annual Report
14

Mesquite

ROBINSON NEVADA

Royalty:	3 separate royalties
2009 Revenue:	$1.946m from precious metals $0.512m from base metals
Operator:	Quadra Mining Ltd. ("Quadra")

At the Robinson operation, Franco-Nevada has both traditional revenue-based royalties as well as provisional royalties that are tied to indexed commodity price and production thresholds. A more fulsome description of these royalties is available in our Annual Information Form. The Robinson open pit mining complex is operated by Quadra near Ely, Nevada. Copper, gold and molybdenum are recovered in concentrates that are transported offsite for smelting. Franco-Nevada realized a total of $2.46 million from its combined royalties in 2009. This reflected production of 99,000 ounces of gold and 122.5 million pounds of copper. For 2010, Quadra has announced a guidance of 80,000 ounces of gold and 135 million pounds of copper.



Robinson

DETOUR LAKE ONTARIO

Royalty:	2% revenue-based royalty
2009 Revenue:	Prefeasibility project
Operator:	Detour Gold Corporation ("Detour Gold")

Franco-Nevada has a 2% revenue-based royalty that applies to all known reserves and resources in the Detour gold camp of northern Ontario operated by Detour Gold. Detour Gold has reported reserves of 8.8 million ounces within a measured and indicated resource of 17.3 million ounces making this project one of the largest undeveloped gold resources in Canada. Detour Gold released the results of a pre-feasibility study in September of 2009 which outlines a large scale open pit mine with the capacity to produce approximately 560,000 ounces of gold annually at an operating cost of $404 per ounce. The study contemplates a 14.5 year mine life and pre-production capital costs of approximately US$844 million. Detour Gold is currently working on permitting the project and completing a full feasibility study which is scheduled for completion in the second quarter of 2010. Detour Gold raised C$275 million in November 2009 to advance the project and states it is targeting construction to begin in 2011 with production following in late 2012.



Detour Lake

PERAMA HILL GREECE

Royalty:	2% revenue-based royalty
2009 Revenue:	Project at permitting stage
Operator:	Eldorado Gold Corp. ("Eldorado")

Franco-Nevada has a 2% revenue-based royalty on the Perama Hill project in the Thrace region of north eastern Greece. Eldorado is the operator and reports reserves of 966,000 ounces and measured and indicated resources of 1,363,000 ounces. Eldorado has publicly stated that it is in the process of permitting the project for development and filed a Pre-Environmental Impact Assessment in October 2009 and expects to file a final EIA in the second quarter of 2010 with the aim to reach an Environmental Terms of Reference approval by the second quarter of 2011. If that is achieved, Eldorado expects construction could begin in 2011. Production is anticipated by Eldorado at 110,000 ounces per year.

15
Franco-Nevada Corporation

KIRKLAND LAKE — ONTARIO

Royalty:	1-3% revenue-based royalties 20% profit-based royalty
2009 Revenue:	Project at permitting stage
Operator:	Queenston Mining Inc. ("Queenston") Kirkland Lake Gold Inc. ("KL Gold")

Franco-Nevada has varying royalties covering over 15 miles of the main mineral trends in the Kirkland Lake camp of Ontario. These include deposits currently being drilled by Queenston at Upper Canada and Anoki-McBean. In 2010, Queenston expects to prepare a NI 43-101 resource at Upper Canada. Close to the Macassa mine, KL Gold has been exploring a high grade discovery called the South Mine Complex ("SMC"). Franco-Nevada has a 20% profit-based interest on resources under the Joseph and Gracie claims which appear to be close to the south-west extensions of the discovery.


Kirkland Lake

DUKETON — AUSTRALIA

Royalty:	2% revenue-based royalty
2009 Revenue:	Production start in 2010
Operator:	Regis Resources NL ("Regis")

Franco-Nevada has a 2% revenue-based royalty that covers most of the Duketon gold project in Western Australia. Regis is the operator and is advancing development of the project. The largest deposit is Moolart Well with reserves of 604,000 ounces. Total resources at the project are 3.5 million ounces in eight separate deposits, most of which are on Franco-Nevada royalty ground. Regis completed a feasibility study in July 2009 and expects to produce 550,000 ounces of gold over six years at an average cost of A$495 per ounce.


Duketon

GOLD EXPLORATION ROYALTIES

Franco-Nevada has a large portfolio of 131 exploration stage gold royalty interests. As these assets are not operating and are not in advanced exploration or feasibility stage, the potential of these assets is more speculative. However, Franco-Nevada is benefiting from a high level of exploration activity on its properties and expects that a small portion of these exploration interests will eventually qualify as advanced assets. In 2009, progress at the Sandman project in Nevada that is being explored by Newmont has resulted in Franco-Nevada reclassifying Sandman as an advanced project. For 2010, a prospective reclassification from exploration to advanced is the Goldfields project in northern Saskatchewan held by Linear Gold Corp.

STILLWATER — MONTANA

Royalty:	5% revenue-based royalty
2009 Revenue:	$10.135m
Operator:	Stillwater Mining Company ("Stillwater")

Franco-Nevada has a 5% revenue-based royalty that covers the majority of the Stillwater mine and all of the East Boulder mine. Both mines are in Montana and share a common smelting and refining facility that together form the largest primary platinum group metals ("PGM") producer outside of South Africa and Russia. While Stillwater's production is more heavily weighted towards palladium, by revenue, platinum and palladium are relatively even. In 2009, Stillwater produced 529,900 ounces of platinum and palladium compared to 499,000 ounces in 2008. However, Franco-Nevada's royalty revenues declined to $10.1 million from $13.6 million mostly as a result of lower PGM prices. PGM prices have since shown improvement. Stillwater is expecting to produce 515,000 ounces in 2010. At the end of 2009, Stillwater reported proven and probable reserves of 20.6 million ounces.


Stillwater

2009 Annual Report

16

PANDORA SOUTH AFRICA

Royalty:	5% profit-based royalty
2009 Revenue:	$1.696m
Operator:	Anglo Platinum and Lonmin ("Joint Venture")

Franco-Nevada has a 5% profit-based royalty on the 17,193 acre Pandora property in the western Bushveld area of South Africa. The property is adjacent to Lonmin's Eastern Platinum property. Ore has been sourced on the Pandora property from small open pit operations which are now depleted and by underground operations accessed from the Lonmin E3 shaft. Lonmin reported in its 2009 annual report that output from Pandora is expected to increase through 2013 and that it is at the final stages of a feasibility study on the underground extension of the Joint Venture which is planned to come into production in 2013.

MT KEITH AUSTRALIA

Royalty:	0.375% revenue-based royalty 0.25% profit-based royalty
2009 Revenue:	$720,000
Operator:	BHP Billiton Limited ("BHP")

Franco-Nevada has a small profit-based royalty on the Mt Keith open pit nickel operation and in late 2009 acquired a revenue-based royalty that encompasses not only Mt Keith but approximately 200 square kilometres along the greenstone belt. Mt Keith has proven to be a robust operation and BHP is currently estimating a mine life of 15 years. Franco-Nevada believes that there is good potential to extend the mine life at Mt Keith and for other discoveries on this very large land package.


Mt Keith

ROSEMONT ARIZONA

Royalty:	1.5% revenue-based royalty
2009 Revenue:	Project at permitting stage
Operator:	Augusta Resource Corporation ("Augusta")

Franco-Nevada has a 1.5% revenue-based royalty on all minerals extracted from the Rosemont project in Pima County southeast of Tucson. The project is primarily a copper/molybdenum/silver project. Augusta has completed an updated feasibility and is working to achieve permitting approval for the project. If successful, Rosemont envisages a conventional open pit operation with annual production of 221 million pounds of copper, 4.7 million pounds of molybdenum and 2.4 million ounces of silver.

FALCONDO AUSTRALIA

Royalty:	4.1% equity interest
2009 Revenue:	Care and maintenance
Operator:	Xstrata Nickel Limited ("Xstrata")

Franco-Nevada has an approximate 4.1% equity interest in Falcondo, which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant. Production has been suspended since 2008 due to adverse nickel market conditions and high oil prices. Xstrata owns 85.3% of Falcondo and in December 2009 publicly presented that it is expecting to complete a feasibility study in 2010 to transform Falcondo from a swing producer into a sustainable low-cost operation. Xstrata envisages a low capital outlay to convert the plant to natural gas and is targeting costs of $4.00 to $4.50 per pound of nickel. Xstrata states that the expected mine life is more than 20 years at an output rate greater than 28,000 tonnes per annum of contained nickel and stated that there is additional growth potential.


Falcondo

17 Franco-Nevada Corporation

OIL AND GAS

Franco-Nevada's oil and gas division has interests in 113 producing royalties covering over 5,000 conventional oil and gas wells in Western Canada. In 2009, the division generated Royalty Revenue of $27.7 million compared to $54.8 million in 2008. This reflected substantially lower commodity prices with Edmonton Light oil averaging C$66 per barrel in 2009 compared to C$103 per barrel in 2008 and AEOC-C gas averaging C$3.79 per Mcf in 2009 compared to C$7.74 per Mcf in 2008. The oil and gas division represented 20% of Franco-Nevada's overall Royalty Revenues in 2009 compared to the 36% contribution it made in 2008. Production from Franco-Nevada's oil and gas assets is expected to reflect the impact of production declines due to decreased drilling activity in 2009. This impact will be tempered somewhat by the recovery in oil prices that occurred during the second half of the year. Natural gas prices, in 2010, are expected to remain at or about their current soft levels.


OPERATING
OIL AND GAS
INTERESTS
Edson
Edmonton
Calgary
Regina
Midale
Weyburn

EDSON ALBERTA

Royalty:	15% revenue-based royalty
2009 Revenue:	$8.208m
Operator:	Canadian Natural Resources Limited ("CNQ")

Franco-Nevada has a 15% revenue-based royalty on both the gas and liquids production from the wells on this property. In 2009, our share of Edson revenues was $8.2 million compared to $22.0 million in 2008. Edson is located just over 200 kilometres west of Edmonton and encompasses over 25,920 gross acres of land. The wells on this property are operated by CNQ and produce a liquids rich gas mainly from the Upper Cretaceous Cardium Formation.


Edson

WEYBURN UNIT SASKATCHEWAN

Royalty:	0.44% revenue-based royalty 1.11% working interest
2009 Revenue:	$8.317m
Operator:	Cenovus Energy Inc. ("Cenovus")

Franco-Nevada has both revenue-based and profit-based royalties on the Weyburn Unit located almost 130 kilometres southeast of Regina. In 2009, our share of Weyburn revenues was $8.3 million compared to $13.0 million in 2008. The unit encompasses approximately 53,360 gross acres in which the Mississippian Midale beds are unitized. Cenovus is enhancing oil recovery in this unit through the injection of Co2.


Weyburn

2009 Annual Report
18

MIDALE UNIT SASKATCHEWAN

Royalty: 1.175% revenue-based royalty
1.59% working interest

2009 Revenue: $3.513m

Operator: Apache Canada Ltd. ("Apache")

Franco-Nevada has both revenue-based and profit-based royalties on the Midale Unit located approximately 40 kilometres southeast of Weyburn, Saskatchewan. In 2009, our share of Midale revenues was $3.5 million compared to $5.9 million in 2008. The unit encompasses 13,760 gross acres and an enhanced oil recovery program is currently underway on this unit.


Midale

OTHER AREAS WESTERN CANADA

Royalty: Various

2009 Revenue: $7.692m

Operator: Various

Franco-Nevada has both revenue-based and profit-based royalties in over 50 areas located throughout Manitoba, Saskatchewan, Alberta and British Columbia. The royalty rates range between 0.5% and 20% on oil and gas production from unit and non-unit wells. Collectively, these interests generated $7.7 million in 2009 compared to $14.0 million realized in 2008.



ARCTIC GAS NWT AND NUNAVUT

Royalty: Various by field

2009 Revenue: prefeasibility

Franco-Nevada has working interests ranging from 3% to 15% in four natural gas fields in Canada's high Arctic. These fields contain 428 billion cubic feet of contingent recoverable resources net to Franco-Nevada. The bulk of this resource is contained in the Drake Point and Hecla fields located on and offshore Melville Island. In 2009, Suncor Energy acquired Petro-Canada to become the largest working interest owner in these fields.



LNG

Franco-Nevada acknowledges the following photo credits:

David Schumacher
- Gold Quarry photo
Marco Li
- Palmarejo photos

Barrick Gold Corporation
BHP Billiton Limited
Coeur d'Alene Mines Corporation
Detour Gold Corporation
Goldcorp Inc.
Great Basin Gold Limited
La Mancha Resources Inc.
New Gold Inc.
Quadra Mining Ltd.
St Andrew Goldfields Ltd.
Stillwater Mining Company
Red Back Mining Inc.
Regis Resources NL
World Gold Council
Xstrata Nickel Limited

19

Franco-Nevada Corporation

2009 Annual Report 20 Franco-Nevada is committed to operating as a good corporate citizen in all facets relating to the health and safety of its employees, the communities in which it has interests and the environment. Our policies for Environmental and Corporate Social Responsibility and Health & Safety can be found on our web site at www.franco-nevada.com. Franco-Nevada currently does not operate any of the mineral or oil and gas properties in which it has royalty interests. However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion. We actively support the industry in these efforts and initiatives. Franco-Nevada is an active member on the World Gold Council (“WGC”) board where it represents the associate members of the WGC. WGC members are committed to the principles of the International Council on Mining & Metals (“ICMM”). These principles seek continual improvement in sustainable development performance. Where possible and relevant, Franco-Nevada follows the same principles in the way it conducts its own business. Franco-Nevada is also an active member in the Northwest Mining Association (“NWMA”) where we are represented by Steve Alfers who chairs the mining law committee. The NWMA is an important mineral trade association in North America promoting economic opportunity and environmentally responsible mining. In 2009, over 90% of Franco-Nevada’s mineral royalty revenues were from properties operated by members of the WGC or ICMM compared to over 85% in 2008. This improvement reflects Franco-Nevada’s investment policy to consider the legal, regulatory, environmental, health and safety and human rights aspects before making an investment. New investments made in 2009 in operations managed by Newmont, Goldcorp, Coeur d’Alene and BHP Billiton met this criteria. At the Palmarejo operation at which Franco-Nevada has an important interest, Coeur Mexicana has just been awarded, for the second year in a row, the prestigious Empresa Socialmente Responsable (“ESR”) award. In 2009, our oil and gas revenues were from conventional producing royalty and working interests in Western Canada operated by established senior producers with proven track records. Franco-Nevada does not have any producing interests in oil sands. At both our important Weyburn and Midale units in Saskatchewan, there are active enhanced oil recovery programs underway that are world leading projects in carbon sequestration that serves to reduce greenhouse gases. Franco-Nevada may from time to time engage in exploration efforts either as part of advancing a property or to conduct due diligence in advance of undertaking an investment. We undertake to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors and Developers Association of Canada (“PDAC”). Franco-Nevada’s directors and management support philanthropic and charitable efforts generally using their own personal resources. Our philosophy is charity is a decision best made by shareholders with their own money rather than the Company’s. We are working hard to increase dividends and the value of Franco-Nevada’s shares so that shareholders can make their own charitable decisions. CORPORATE RESPONSIBILITY

Franco-Nevada Corporation 21 DIRECTORS Pierre Lassonde, Chairman was President of Newmont Mining Corporation from 2002 to 2006 and prior to that from 1982 to 2002 was a co-founder and co-CEO of the original Franco-Nevada. He is past chairman, a current director of the World Gold Council, author of “The Gold Book” and has served on many mining boards and industry committees and is recognized for his philanthropy. Mr. Lassonde holds a degree in electrical engineering from Ecole Polytechnique and an MBA from the University of Utah. David Harquail, President & CEO and Director led the successful initial public offering and listing of Franco-Nevada onto the Toronto Stock Exchange in late 2007. He previously held senior executive roles at Newmont Mining Corporation and prior to that was a senior executive of the original Franco-Nevada group of companies from 1987. Mr. Harquail has served on many senior mining boards, industry associations and not-for-profit committees. He holds a degree in geological engineering from the University of Toronto and an MBA from McGill University. Derek Evans is President and CEO of Pengrowth Energy Trust and was the President and CEO of Focus Energy Trust from the trust’s inception in 2002 until its sale in early 2008. He has over 25 years of experience in the oil and gas business in Western Canada, spending the majority of his career helping to build Renaissance Energy Limited in a variety of management and senior management roles. Mr. Evans currently serves as director and chair of a private oil and gas company as well as a director of a number of not-for-profit organizations. Mr. Evans has a degree in mining engineering from Queen’s University, is a registered Professional Engineer in Alberta, and is a member of the Institute of Corporate Directors. Graham Farquharson has been the President of Strathcona Mineral Services Limited since 1974. He has served on senior mining boards and industry committees and continues to serve several philanthropic organizations. Mr. Farquharson holds a degree in mining engineering from the University of Alberta, an MBA from Queen’s University and is a registered Professional Engineer in Ontario. Louis Gignac is President of G Mining Services Inc., a private consultancy, and previously served as President and CEO of Cambior Inc. from its creation in 1986 until its acquisition in 2006. He previously held management positions with Falconbridge and Exxon Minerals and also served as a professor of mining engineering at Laval University. Mr. Gignac serves on several senior Canadian corporate boards, holds a PhD in mining engineering from the University of Missouri-Rolla, a Masters in mineral engineering from the University of Minnesota and a degree in mining engineering from Laval University. Randall Oliphant is the Executive Chairman of New Gold Inc. and President and CEO of Silver Bear Resources Inc. He served as Barrick Gold Corporation’s President and CEO from 1999 to 2003 having held various positions with Barrick from 1987. He is on corporate and advisory boards for profit and not-for-profit organizations. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986. Hon. David R. Peterson is Chairman and Senior Partner of Cassels Brock & Blackwell, LLP a law firm. He served as the 20th Premier of the Province of Ontario from 1985 to 1990, was the founding chairman of the Toronto Raptors of the NBA and is Chair of Toronto’s Pan American Games Bid Committee. Mr. Peterson is on several senior corporate and not-for-profit boards and is the Chancellor of the University of Toronto. Mr. Peterson holds a Bachelor’s degree and LL.B from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992. Front row, left to right Pierre Lassonde, Chairman and David Harquail, President & CEO Standing, left to right Randall Oliphant; Hon. David R. Peterson; Derek Evans and Louis Gignac Absent from photo, Graham Farquharson

22. growing a high margin gold business

Franco-Nevada Corporation 23 Management’s Discussion and Analysis This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 23, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2009 and 2008. This financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in thousands of US dollars unless specifically stated otherwise. Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com. Cautionary Statement on Forward-Looking Information This Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the royalty portfolio; excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the royalty portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the royalty portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the royalty portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as this annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2009 Annual Report 24 Our Business Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals (“PGM”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality royalty properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future royalty revenues. As at March 23, 2010, the royalty portfolio consists of over 300 royalty interests diversified over a range of commodities and stages from exploration through to operating. Our royalty portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing royalty interests. Management has been successful in both managing its portfolio of royalties and acquiring new royalties. We intend to utilize our free cash flow to grow the portfolio and to pay dividends. We believe that a diverse portfolio of royalty interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests. Our History The royalty portfolio was assembled starting in 1985 by Franco-Nevada Mining Corporation Limited (“Old Franco”) and predecessor companies. In 2002, Old Franco was acquired by Newmont Mining Corporation (“Newmont”). A number of Old Franco employees remained with Newmont and managed the royalty portfolio as well as created additional royalties on the property portfolio of Newmont and Normandy Mining. In late 2007, a team including some Old Franco employees formed Franco-Nevada Corporation and on December 20, 2007, acquired certain of Newmont’s mineral royalties, oil and gas royalties and working interests and other properties and interests, completed an initial public offering (“IPO”), completed a bank debt facility and listed on the Toronto Stock Exchange. On December 31, 2007, a portion of the proceeds from the exercise of the underwriters’ over-allotment option was applied to repay the acquisition debt. In March 2008 and June 2009, the Company raised additional equity in order to grow the royalty portfolio and continues to actively pursue and acquire new royalty assets. Our Company and How We Operate Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Reno and Perth, all of which are used to manage our royalty portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Warrants trade under the symbols “FNV.WT” and “FNV.WT.A”. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 5.0% of the common shares, or 6.5% on a diluted basis, as at March 23, 2010. We currently operate with a small organization of up to twenty employees and contractors. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take multidisciplinary roles for corporate development opportunities. Our board of directors includes directors associated with Old Franco and the board has significant experience in mining, oil and gas and corporate finance. Our Vision and Business Model Our vision is to be the leading resource royalty company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow the royalty portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high-margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures. Acquisitions Acquisitions are an integral part of the Company’s growth strategy. Since the IPO, 10 new royalty interests have been added including, the Gold Quarry Royalty and the Palmarejo Gold Royalty Stream.

Franco-Nevada Corporation 25 Gold Quarry Royalty On December 29, 2008, the Company acquired a net smelter returns (“NSR”) royalty interest on the Gold Quarry Royalty Property for a total cash consideration of $103.6 million including transaction costs. The royalty is payable on the greater of a 7.29% NSR based upon production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty property covers a portion of the overall Gold Quarry operation which is an integral part of Newmont’s Carlin Trend Complex located 65 kilometres west of Elko, Nevada. Palmarejo Gold Royalty Stream On January 21, 2009, the Company acquired a 50% gold royalty stream on the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75 million and an additional consideration of 316,436 special warrants. The Company purchased an interest in 50% of the gold produced from the Palmarejo Project which is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of (i) 50% of actual gold production; and (ii) a minimum amount. The minimum royalty (the “MR”) consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces, following which the Company will be paid based on 50% of actual gold production. The cash consideration of $75 million has been allocated entirely to the MR. The special warrants are exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests which must be met prior to September 15, 2010. The special warrants will become exerciseable pending the positive outcome of certain future time-based completion tests. As the outcome of these time-based completion tests remains uncertain, the value of the special warrants has not been included in the purchase price of the Palmarejo Project. Pursuant to Canadian GAAP, the Company has determined that the Palmarejo MR contract meets the definition of a derivative asset and, as such, must record the MR at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). As payments are received under this agreement, they are included with the change in the fair value of the MR at each balance sheet date in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the fair value of the MR has been determined using a discounted cash flow valuation model using gold forward curve prices. At December 31, 2009, the valuation model was updated for the current gold forward curve prices and the actual gold production paid to the Company under the MR during the year ended December 31, 2009, and resulted in fair value gains of $35,073 and $54,589 for the three and twelve months ended December 31, 2009, respectively. These fair value gains are primarily attributable to the increase in gold forward curve prices. These fair value gains, along with Royalty Revenue received from Palmarejo of $8,771 and $18,823, representing 12,501 and 30,613 ounces of gold, during the three months and year ended December 31, 2009, respectively, are included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”. The Company will continue to recognize changes in the fair value of the Palmarejo MR in its statement of operations and comprehensive income (loss) at each balance sheet date until such time as it has received payments representing the 400,000 ounces under the MR. The MR fair value calculation is highly sensitive to changes in gold forward prices and discount rates. It should be noted that a separate depletion charge is not recorded on the Palmarejo MR in the Company’s statement of operations and comprehensive income (loss), as the fair value of the MR at each balance sheet date is based on the remaining ounces payable and therefore the calculation inherently includes a reduction in fair value from fewer ounces remaining payable under the MR. Subika Royalty On November 20, 2009, the Company acquired a 20% undivided interest in a 2% NSR royalty on a 78 square kilometre portion of Newmont’s Ahafo property in Ghana, known as Subika, for $13 million from Moydow Mines International Inc. (“Moydow”). On January 22, 2010, the Company acquired the remaining 80% undivided interest in the Subika royalty upon the completion of a plan of arrangement among the Company, one of its wholly-owned subsidiaries and Moydow pursuant to which the Company acquired all of the outstanding shares of Moydow. In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada shares. Moydow options, upon their exercise, will be exercisable into Franco-Nevada shares on the same basis as the exchange of Moydow shares for Franco-Nevada shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares for issuance upon the exercise of Moydow options, of which 5,726 were exercised in March 2010. The 1,733,993 common shares and 94,470 reserved common shares for issuance had an aggregate value of approximately $49,000. The Company has not yet finalized the purchase price allocation but expects to account for the transaction as an asset purchase which will be included in the results of operations for the quarter ending March 31, 2010.

2009 Annual Report 26 Mt Keith Gross Royalty On October 29, 2009, the Company acquired for A$20 million a 0.375% gross royalty on nickel production over two tenement packages that cover over 200 square kilometres of greenstone belt in Western Australia including the operating Mt Keith nickel mine operated by BHP Billiton Nickel West Pty Ltd. Marigold Property in Nevada On December 10, 2009, the Company acquired additional royalty interests on the Marigold Mine property for $20 million. The royalty interests include (i) a 50% interest in a 5-8% gold-indexed sliding scale royalty over 2,935 acres; (ii) a 50% interest in a 3% net smelter return (“NSR”) royalty which covers a 627 leased-free acre parcel; which together cover portions of the Terry Zone, East Hill, Red Hill and Targets deposits at the Marigold Property; and (iii) a 100% interest in a 3% NSR on approximately 1,920 acres of unpatented mining claims which lie immediately adjacent to the southeast corner of the Marigold Mine and are leased to another mining company. The Marigold Mine is currently operated through a joint venture between Goldcorp Inc. and Barrick Gold Corporation. Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income The Company considers Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of royalties that are accounted for as derivative assets. As a result, the Company reports Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivatives or dividends earned from marketable investments but would include any cash received or receivable from any royalties classified as a derivative asset. The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation. Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to royalties, working interests, and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented. As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty companies. Royalty Revenue, Free Cash-Flow, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently. (See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected annual financial information derived from the Company's financial statements is set out below:

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the 11 Days Ended December 31, 2007
Statement of Operations and Comprehensive Loss			
Total revenue	$ 199,728	$ 151,041	$ 3,281
Depletion and depreciation	88,945	87,525	2,388
Operating income (loss)	87,133	31,637	(30,764)
Net income (loss)	80,879	40,347	(33,079)
Basic earnings (loss) per share	$ 0.76	$ 0.41	$ (0.38)
Diluted earnings (loss) per share	$ 0.75	$ 0.41	$ (0.38)
Dividends declared and paid per share	C$ 0.28	C$ 0.24	C$ –
Statement of Cash flows			
Net cash provided by (used in) operating activities, before changes in non-cash assets and liabilities	128,609	132,047	(418)

	December 31, 2009	December 31, 2008	December 31, 2007
Balance Sheet			
Cash and cash equivalents	$ 122,649	$ 73,249	$ 12,894
Short-term investments	377,480	141,576	–
Total assets	2,020,891	1,503,786	1,336,656
Future income tax liabilities	81,142	60,877	45,685
Total shareholders' equity	1,930,268	1,433,599	1,287,054
Working capital	530,700	239,055	14,044
Debt	Nil	Nil	Nil

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Royalty Revenue	$ 44,291	$ 36,409	$ 32,887	$ 29,217	$ 42,303	$ 39,937	$ 40,896	$ 27,456
Total revenue	80,443[3]	41,090[3]	45,079[3]	33,116[3]	42,483	40,023	40,987	27,548
Costs and expenses	28,727	25,501	29,933[4]	28,434	44,555[4]	26,720	27,364	20,765
Operating income (loss)	51,716	15,589	15,146	4,682	(2,072)	13,303	13,623	6,783
Other income (expenses)	(9,830)	2,253	18,228	854	953	1,439	1,003	978
Net income	39,650	12,343	25,089	3,797	15,377	9,893	9,876	5,201
Basic earnings per share	$ 0.36	$ 0.11	$ 0.25	$ 0.04	$ 0.15	$ 0.10	$ 0.10	$ 0.06
Diluted earnings per share	$ 0.36	$ 0.11	$ 0.24	$ 0.04	$ 0.15	$ 0.10	$ 0.10	$ 0.06
Free Cash Flow[1]	$ 39,024	$ 32,479	$ 27,919	$ 24,885	$ 37,664	$ 35,352	$ 35,334	$ 23,373
Free Cash Flow[1] per share	$ 0.35	$ 0.29	$ 0.27	$ 0.25	$ 0.38	$ 0.35	$ 0.35	$ 0.26
Adjusted Net Income[2]	$ 22,828	$ 7,342	$ 1,498	$ 317	$ 23,071	$ 9,959	$ 9,847	$ 4,391
Adjusted Net Income[2] per share	$ 0.20	$ 0.07	$ 0.02	$ 0.01	$ 0.23	$ 0.10	$ 0.10	$ 0.05

(1) Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.
(2) Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments, fair value changes for royalties accounted for as derivative assets, foreign exchange gains/losses and the taxes associated with all these items.
(3) Includes fair value gains on derivative assets.
(4) Includes write-downs on investments.

2009 Compared to 2008

Financial Performance

Net income for the year ended December 31, 2009 was $80,879, or $0.76 per share compared to $40,347, or $0.41 per share, for the year ended December 31, 2008. Net income for the fourth quarter of 2009 was $39,650, or $0.36 per share, compared to $15,377, or $0.15 per share, for the comparable period of 2008.

27

Franco-Nevada Corporation

2009 Annual Report 28 Net Income Reconciliation - 2008 to 2009 Net Income Reconciliation - Q3 2009 to Q4 2009 Revenue The Company defines “Royalty Revenue” as cash received or receivable from royalty assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities. 2009 saw a significant increase in the spot prices for gold, platinum and palladium, the precious metals that underlie the majority of the Company’s royalty interests. The spot price of gold began 2009 at $870 per ounce and closed the year at $1,088 an ounce, an increase of 25%. Platinum and palladium increased by 63% and 115%, respectively, throughout 2009, with higher prices continuing to be realized into early 2010. The volatility of the price of oil and natural gas continued through 2009 with an overall increasing trend for oil during 2009. Although oil prices did not attain the prices realized in early 2008, 2009 prices showed significant signs of strengthening with average spot prices increasing from $50 a barrel during the first quarter of 2009 to $77 a barrel for the fourth quarter of 2009. 12,343 Q3 2009 Net Income Fair Value Gains on Derivative Assets 32,854 Mineral Royalty Revenue 6,747 3,263 Income Tax Expense Foreign Exchange Gain 10,493 Depletion and Depreciation 1,981 Other Income Other (net) 1,718 1,365 Q4 2009 Net Income 39,650 40,347 2008 Net Income Fair Value Gains on Derivative Assets 74,982 Foreign Exchange Gain 6,960 Decrease in Writedowns 8,249 Oil & Gas Royalty Revenue Income tax expense 27,117 22,096 Other (net) 446 2009 Net Income 80,879

Franco-Nevada Corporation 29 Average Commodity Spot Prices - 2008 & 2009 Precious Metals Royalty Revenue for the year ended December 31, 2009 was $142,804 compared to $150,592 for the year ended December 31, 2008. Against a background of higher average gold prices in 2009, this decrease in Royalty Revenue was largely the result of lower oil and gas revenues due primarily to significantly lower oil and gas prices, lower receipts from the Goldstrike NPI based upon lower production from NPI royalty ground due to a waste stripping phase in the latter portion of 2009, lower receipts from the Robinson copper price participation royalty as the copper production threshold was not achieved in 2009, all partially offset by receipts from Palmarejo which began in April 2009, and the first full year of royalty revenue from Gold Quarry. Royalty Revenue Reconciliation - 2008 to 2009 For the fourth quarter of 2009 Royalty Revenue was a record $44,291 versus $42,303 for the comparable period of the prior year. Against a background of higher average gold and PGM prices in the fourth quarter of 2009, the increase in Royalty Revenue was primarily a result of revenue from the Palmarejo royalty that was acquired in January 2009, revenue from Gold Quarry that was acquired in December 2008, partially offset by lower receipts from the Robinson copper price participation royalty as the copper production threshold was not achieved in 2009 and lower receipts from the Goldstrike NPI based upon lower production from NPI royalty ground and due to a waste stripping phase that is expected to continue into mid-2010. 1,400 1,200 1,000 800 600 400 200 0 GOLD Q1 Q2 Q3 2008 2009 Q4 Average Q1 Q2 Q3 Q4 ($ per ounce) 2,500 2,000 1,500 1,000 500 0 PLATINUM 700 600 500 400 300 200 100 0 PALLADIUM 2008 2009 Q1 Q2 Q3 Q4 Average Q1 Q2 Q3 Q4 Q1 Q2 Q3 2008 2009 Q4 Average Q1 Q2 Q3 Q4 150,592 Palmarejo 2008 Gold Quarry 18,823 Other (net) Goldstrike NSR 13,845 7,845 Oil & Gas 2,751 Goldstrike NPI 27,117 10,495 Robinson - Copper Stillwater 10,022 3,418 2009 142,804

Royalty Revenue Reconciliation - Q4 2008 to Q4 2009



42,303
8,771
7,790
3,117
1,509
1,059
9,518
8,156
2,584
44,291
Q4 2008
Palmarejo
Gold Quarry
Other (net)
Stillwater
Holloway
Robinson - Copper
Goldstrike NPI
Goldstrike NSR
Q4 2009

Royalty Revenue for the fourth quarter of 2009 increased from $36,409 earned in the third quarter of 2009 to $44,291 earned in the fourth quarter of 2009. The increase was due to higher Royalty Revenue from Gold Quarry ($6,334) due to the recognition in the fourth quarter of the minimum annual payment under the Gold Quarry royalty agreement, higher revenues from Palmarejo ($1,248), Holloway ($1,059), Robinson ($868), Cerro San Pedro ($829) and other royalty interests ($1,408) due to higher average gold prices offset by lower Royalty Revenue earned from the Goldstrike NPI and NSR as production moved off royalty ground and due to a waste stripping phase ($2,663) and Hollister ($1,201).

Royalty Revenue for 2009 was earned 78% from precious metals (70% gold and 8% PGMs), 20% from oil and gas (14% oil and 6% gas) and 2% other minerals. This compares to the 2008 Royalty Revenue composition of 56% precious metals (47% gold and 9% PGMs), 36% oil and gas (23% oil and 13% gas) and 8% other minerals.

Royalty Revenue Breakdown

Three Months Ended December 31, 2008



A. Gold-52%
B. PGM-4%
C. Other-23%
D. Oil&Gas-21%
A
B
C
D

Three Months Ended December 31, 2009



A. Gold-73%
B. PGM-7%
C. Other-2%
D. Oil&Gas-18%
A
B
C
D

Year Ended December 31, 2008



A. Gold-47%
B. PGM-9%
C. Other-8%
D. Oil&Gas-36%
A
B
C
D

Year Ended December 31, 2009



A. Gold-70%
B. PGM-8%
C. Other-2%
D. Oil&Gas-20%
A
B
C
D

2009 Annual Report

30

Franco-Nevada Corporation 31 Gold Revenue to Average Quarterly Spot Gold Price Royalty Revenue Components - Year Ended December 31, 2009 Royalty Revenue Components - Three Months Ended December 31, 2009 Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0 1,200 1,000 800 600 400 200 0 Other Gold Palmarejo Gold Quarry Goldstrike NSR Goldstrike NPI Average London PM Gold Fix Gold Revenue (000’s) A B C D E F G H I J K L M A. B. C. D. E. F. G. H. I. J. K. L. M. Goldstrike NSR - 15% Goldstrike NPI - 14% Palmarejo - 13% Gold Quarry - 10% Marigold - 5% Gold Other - 13% Stillwater - 7% Pandora - 1% Other Minerals - 2% Weyburn - 6% Edson - 6% Midale - 3% O&G Other - 5% A B C D E F G H I J K L A. B. C. D. E. F. G. H. I. J. K. L. Palmarejo - 20% Gold Quarry - 17% Goldstrike NSR - 9% Goldstrike NPI - 6% Marigold - 5% Gold Other - 17% Stillwater - 7% Other Minerals - 2% Weyburn - 6% Edson - 5% Midale - 2% O&G Other - 4%

			Revenue			
Property	Interest	Operator	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2008
Gold						
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$ 3,841	$ 6,425	$ 21,478	$ 18,727
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	2,489	10,645	20,468	30,963
Palmarejo	50% Stream	Coeur d'Alene Mines Corporation	8,771	–	18,823	–
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	7,790	–	13,845	–
Marigold	NSR 1.75-5%	Goldcorp Inc./Barrick Gold Corporation	2,264	1,581	7,263	6,111
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	801	533	2,056	2,546
Bronzewing	NSR 1%	Navigator Resources Limited	–	(2)	2	240
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,014	305	2,245	1,706
Eskay Creek	NSR 1%	Barrick Gold Corporation	–	–	–	330
Henty	ORR 1-10%	Bendigo Mining Limited	488	116	1,132	506
Hollister (Ivanhoe)	NSR 3-5%	Great Basin Gold Limited	–	238	1,555	671
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,059	–	1,068	104
Mesquite	NSR 0.5-2%	New Gold Inc.	1,231	491	2,832	1,859
Mouska	GR 2%	IAMGOLD Corporation	214	196	910	822
Mt Muro	NSR 3-7%	Straits Resources Limited	388	137	2,201	587
New Celebration	NSR 1.75%	Dioro Exploration NL	215	241	531	677
North Lanut	NSR 5%	Avocet Mining plc	400	306	1,763	1,640
Robinson	NSR/Other	Quadra Mining Ltd.	1,294	804	1,946	2,868
Other	Various	Various	73	14	399	321
			32,332	22,030	100,517	70,678
PGMs						
Stillwater	NSR 5%	Stillwater Mining Company	3,068	1,559	10,135	13,553
Pandora	NPI 5%	Anglo Plat/Lonmin plc	–	–	1,696	13
			3,068	1,559	11,831	13,566
Other Minerals						
Mt Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	744	2	720	84
Robinson	NSR/Other	Quadra Mining Ltd.	212	9,730	512	10,534
Commodore	Other	Millmerran Operating Company	(10)	106	242	125
Eagle Picher	Other	EP Minerals, LLC	52	87	281	336
Kasese	Other	Blue Earth Refineries Ltd.	–	–	971	422
			998	9,925	2,726	11,501
Oil and Gas						
Edson	ORR 15%	Canadian Natural Resources Ltd.	2,452	3,034	8,208	22,030
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,667	1,810	8,317	12,956
Midale	WI/ORR 1.59%/1.175%	Apache Canada Ltd.	949	943	3,513	5,899
Other	Various	Various	1,825	3,002	7,692	13,962
			7,893	8,789	27,730	54,847
Royalty Revenue			$ 44,291	$ 42,303	$ 142,804	$ 150,592
Dividends and Other	–	–	91	180	765	449
Change in fair value -Palmarejo	MR	–	35,073	–	54,589	–
Change in fair value -Other Derivative Assets	MR	–	988	–	1,570	–
			36,152	180	56,924	449
Total Revenue			$ 80,443	$ 42,483	$ 199,728	$ 151,041

2009 Annual Report

32

Franco-Nevada Corporation 33 Royalty Revenue continues to be earned in geographically secure regions with 94% of Royalty Revenue for the year ended December 31, 2009 generated from North America. The US is the dominant source of Royalty Revenue with 58%, followed by Canada at 21% and Mexico at 15%. Royalty Revenue by Country - Year Ended December 31, 2009 The minimum royalty component of the Palmarejo royalty is required to be adjusted to fair value at each reporting date and the change in fair value is reported as a component of Total Revenue. Changes in fair value are not included in Royalty Revenue. As of December 31, 2009, an increase in the gold forward curve prices since September 30, 2009 resulted in an increase in the fair value of the Palmarejo minimum royalty of $35,073, bringing the cumulative increase in fair value of the Palmarejo minimum royalty component since its acquisition in January 2009 to $54,589. It is anticipated that fluctuations in the fair value of the minimum royalty component of the Palmarejo royalty will be a recurring item in the Company’s statement of operations. In addition to Palmarejo, the Company has another operating royalty interest that includes a minimum royalty component. This interest also requires fair value treatment at each reporting date. At December 31, 2009, based upon an increase in the gold forward curve price since September 30, 2009, the Company recorded a fair value increase of $988 for the fourth quarter bringing the cumulative change in fair value since the acquisition of this asset in May 2009 to $1,570. Dividend income from equity investments amounted to $91 for the fourth quarter of 2009 bringing the total dividend income for 2009 to $765. Costs and Expenses Cost of operations, comprised of oil and gas production taxes, operating costs on oil and gas working interests and net proceeds taxes on mineral royalties, were $6,637 for the year ended December 31, 2009 compared with $8,137 for the year ended December 31, 2008. The decrease is due to lower oil and gas production taxes and operating costs ($1,112) due to lower oil and gas revenue in 2009 than 2008. In addition, net proceeds taxes in Nevada ($176) and Montana ($212) were lower due to decreased revenues earned from Goldstrike and Stillwater. For the quarter ended December 31, 2009, cost of operations was $1,939 compared with $1,760 for the comparable period in 2008. The increase is due to higher oil and gas production taxes and operating costs ($523), higher Montana net proceeds taxes ($134) as Stillwater revenues were higher in the fourth quarter of 2009 than the fourth quarter of 2008 and higher Mexican withholding taxes ($82), partially offset by lower Nevada net proceeds taxes ($560) from lower Goldstrike revenue. For the years ended December 31, 2009 and 2008, general and administrative expenses were $10,381 and $9,772, respectively. The increase is due to higher salaries incurred in 2009 with the addition of new employees and an extraordinary bonus paid in 2009 ($293), higher tax consulting and audit fees ($347), higher capital tax ($166), partially offset by lower miscellaneous costs ($197). For the three months ended December 31, 2009 and 2008, general and administrative expenses were $2,428 and $2,664, respectively. The decrease is due to lower legal and tax expenses fees related to the initial setup of our Australian operation in 2008 ($374) and other expenses ($17), partially offset by higher salaries due to an increase in the number of employees ($155). A B C D E A. United States-58% B. Canada-21% C. Mexico-15% D. Other-4% E. Australia-2%

Business development expenses were $2,243 for 2009 compared with $1,409 for 2008. The increase is due to the allocation of an extraordinary bonus paid to business development in 2009 ($305) and other expenses ($529) incurred in connection with a takeover bid. For the three months ended December 31, 2009 and 2008, business development expenses were $991 and $395, respectively. The increase is attributable to higher expenses ($563) incurred in connection with a takeover bid and higher allocated salaries ($33).

For the year ended December 31, 2009, **depletion** ($88,190) and **depreciation** ($755) totaled $88,945. For the year ended December 31, 2008, depletion ($87,134) and depreciation ($391) totaled $87,525. The increase in depletion of $1,056 is primarily due to higher depletion on oil and gas royalty interests ($11,704) offset by lower net depletion on mineral royalty interests ($10,648). The finalization of the purchase price allocation of the acquisition of the Royalty Portfolio in December 2008 resulted in higher cost basis being allocated to the oil and gas interests and had the effect of higher depletion in 2009 when compared to 2008. Depletion on mineral royalty interests was lower due to lower royalty receipts from the Goldstrike NPI and the Robinson-Copper royalties partially offset by higher depletion on the Gold Quarry royalty which was acquired in December 2008.

Depletion Reconciliation - 2008 to 2009


87,134
9,391
11,704
9,421
9,233
1,385
88,190
2008
Gold Quarry
Oil and Gas
Goldstrike NPI
Robinson
Other (net)
2009

For the quarter ended December 31, 2009, depletion ($22,018) and depreciation ($211) totaled $22,229, compared to depletion ($30,149) and depreciation ($169) totaling $30,318 for the comparable period of the prior year. The decrease in depletion of $8,131 was due to reduced royalty receipts from the Goldstrike NSR & NPI and Robinson royalty interests partially offset by higher depletion from Gold Quarry, acquired in December 2008, and from the oil and gas royalty interests due to the higher depletable base, as described above.

Depletion Reconciliation - Q4 2008 to Q4 2009


30,149
4,875
4,009
669
7,573
7,141
2,970
22,018
Q4 2008
Gold Quarry
Oil and Gas
Other (net)
Robinson
Goldstrike NPI
Goldstrike NSR
Q4 2009

2009 Annual Report
34

Franco-Nevada Corporation 35 During the year ended December 31, 2009, the market value of certain of the Company’s investments experienced a decline which management assessed to be other than temporary and, as a result, a write-down of $239 (2008 - $6,454) has been included in determination of net income. Stock-based compensation expense of $1,140 and $4,150 was recognized for the three months and year ended December 31, 2009, respectively, which represents the amortization of the fair value of stock options granted to directors and management. For the three months and year ended December 31, 2008, stock-based compensation was $930 and $4,073, respectively. Non-GAAP Financial Measures - Reconciliation Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income are all non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends and in evaluating the underlying operating performance of the Company. (See Non GAAP Financial Measures - Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income above for definitions). Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue, which the Company refers to as margin, EBITDA and EBITDA as a percentage of Royalty Revenue, and Adjusted Net Income and Adjusted Net Income per Share are useful measures of the performance of our Royalty Portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Comprehensive Income (Loss). For the year ended December 31, 2009, Free Cash Flow was $124,308, or 87% of Royalty Revenue, compared to $131,723, or 87% of Royalty Revenue for the prior year. For the three months ended December 31, 2009, Free Cash Flow was $39,024, or 88% of Royalty Revenue, compared to $37,664, or 89% of Royalty Revenue, for the comparable period of the prior year. For the year ended December 31, 2009, EBITDA was $131,505, or 92% of Royalty Revenue, compared with $128,445 or 85% of Royalty Revenue, for the prior year. For the three months ended December 31, 2009, EBITDA was $27,744, or 63% of Royalty Revenue, compared with $36,613, or 87% of Royalty Revenue for the comparable period of the prior year. For the year ended December 31, 2009, Adjusted Net Income was $31,984, or $0.30 per share, compared with $47,268, or $0.48 per share for the prior year. For the three months ended December 31, 2009, Adjusted Net Income was $22,828, or $0.20 per share, compared with $23,071, or $0.24 per share, for the comparable period of the prior year. Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the years ended December 31, 2009 and 2008 and for the three months ended December 31, 2009 and 2008:

	Three Months Ended		Year Ended	
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Royalty Revenue				
Total Revenue	$ 80,443	$ 42,483	$ 199,728	$ 151,041
Change in fair value of royalties accounted for as derivative assets	(36,061)	–	(56,159)	–
Dividends	(91)	(180)	(765)	(449)
Royalty Revenue	$ 44,291	$ 42,303	$ 142,804	$ 150,592
Free Cash Flow				
Operating income	$ 51,716	$ (2,072)	$ 87,133	$ 31,637
Depletion and depreciation	22,229	30,318	88,945	87,525
Stock-based compensation	1,140	930	4,150	4,073
Write-downs on investments	–	6,454	239	6,454
Write-downs on mineral royalty interest	–	2,034	–	2,034
Change in fair value of royalties accounted for as derivative assets	(36,061)	–	(56,159)	–
Free Cash Flow	39,024	37,664	124,308	131,723
Margin (Free Cash Flow as a % of Royalty Revenue)	88%	89%	87%	87%
Basic Weighted Average Shares Outstanding	112,117	100,300	106,683	98,006
Free Cash Flow per share	$ 0.35	$ 0.38	$ 1.16	$ 1.34

	Three Months Ended		Year Ended	
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
EBITDA				
Net income	$ 39,650	$ 15,377	$ 80,879	$ 40,347
Interest income	(647)	(1,927)	(1,887)	(5,323)
Interest expense	337	853	1,729	1,745
Write-downs on investments	–	6,454	239	6,454
Write-downs on mineral royalty interest	–	2,034	–	2,034
Income tax provision (recovery)	2,236	(16,496)	17,759	(4,337)
Depletion and depreciation	22,229	30,318	88,945	87,525
Change in fair value of royalties accounted for as derivative assets	(36,061)	–	(56,159)	–
EBITDA	27,744	36,613	131,505	128,445
EBITDA per share	$ 0.25	$ 0.37	$ 1.23	$ 1.31
Adjusted Net Income				
Net income	$ 39,650	$ 15,377	$ 80,879	$ 40,347
Write-down of mineral royalty interest, net of income tax	–	2,034	–	2,034
Write-down of investments, net of income tax	–	5,558	206	5,558
Foreign exchange loss (gain), net of income tax	9,125	102	(6,583)	(671)
Other income, net of income tax	–	–	(1,708)	–
Gain on sale of investment, net of income tax	–	–	(380)	–
Change in fair value of royalties accounted for as derivative assets, net of income tax	(25,947)	–	(40,430)	–
Adjusted Net Income	$ 22,828	$ 23,071	$ 31,984	$ 47,268
Adjusted Net Income per share	$ 0.20	$ 0.23	$ 0.30	$ 0.48

Interest Income

For the year ended December 31, 2009, the Company earned interest income of $1,887 compared with $5,323 for the same period in 2008. This decrease is due primarily to significantly lower interest rates earned in the year ended December 31, 2009 on the Company's cash and cash equivalents, investments and free cash flow invested in various treasury bills and other highly-liquid corporate bonds.

For the three months ended December 31, 2009, the Company earned interest income of $647 compared with $1,927 for the same period in 2008, from the investment of its free cash flows and cash from the equity offering completed in June 2009 *(See Financing Activities below)*, in cash, cash equivalents and short-term investments. The decrease is mainly attributable to significantly lower interest rates earned during the three months ended December 31, 2009 than in the comparable prior period.

2009 Annual Report

36

Franco-Nevada Corporation 37 Interest Expense For the year ended December 31, 2009, interest expense and other was $1,729 compared with $1,745 for the year ended December 31, 2008, which was comprised of $500 of standby fees related to a credit facility (2008 - $517), $638 of amortization of deferred Credit Facility costs (2008 - $689) and a loss on the sale of corporate bonds of $591 (2008 - $539). The standby fee on the Credit Facility was calculated as 0.30% per annum on the entire US$150 million undrawn balance for the year ended December 31, 2009. In January 2010, the Company amended its credit facility (“Amended Credit Facility”) which increased the balance to $175 million and standby charges increased to 0.5625% to 0.750% depending on the Company’s leverage ratio. For the quarter ended December 31, 2009, the Company incurred interest expense and other of $337 (2008 - $853) which was comprised of $164 of standby fees on the Company’s revolving term credit facility (2008 - $165), $173 of amortization of costs related to the credit facility (2008 - $149) and a loss on the sale of corporate bonds of $Nil (2008 - $539). Other Income During the three months and year ended December 31, 2009, the Company earned other income of $714 and $3,146, respectively. This represents a break fee received by the Company, net of related expenses, connected with a potential royalty acquisition and a mark-to-market gain on a written covered call option. On October 5, 2009, the Company wrote a European call option on all of its Newmont Exchangeable Shares. The options had a $52.00 per share strike price and an expiry of January 15, 2010. The total call premium received was $918 being recorded as a deferred liability and was marked-to-market at December 31, 2009. A mark-to-market gain of $714 was recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The call option expired unexercised on January 15, 2010 which will result in $204 being included in the statement of operations for the first quarter of 2010. Foreign Exchange The Company raises capital through the Canadian equity markets and invests these proceeds, as well as its free cash flows, in both Canadian denominated and US denominated instruments with varying maturities which do not typically exceed 365 days. These instruments are held by the Company’s Canadian parent and may result in unrealized foreign exchange gains and losses being recognized upon the translation of the US denominated instruments and realized foreign exchange gains and losses upon maturity and/or disposal of US denominated instruments held by the Canadian entity. In addition, the Company’s Canadian parent holds intercompany debt which may be impacted by foreign currency fluctuations of the Canadian dollar relative to the US dollar and Mexican peso. These fluctuations may result in realized foreign exchange gains and losses upon repayment of any intercompany debt. During the year ended December 31, 2009, as a result of the strengthening of the Canadian dollar relative to the US dollar, the Company recorded a net foreign exchange gain of $7,755 which is primarily due to realized foreign exchange gains on the disposition and/or maturity of certain US denominated treasury bills which had been purchased with a portion of the proceeds from the equity offering completed in March 2008. During the three months ended December 31, 2009, as a result of the volatility of the Canadian dollar relative to the US dollar during the quarter, the Company recorded a net foreign exchange loss of $10,854 which is attributable to an unrealized foreign exchange loss on the translation of certain US denominated assets in the Canadian parent company and a realized foreign exchange loss on the disposition and/or maturity of certain US denominated investments, offset by realized foreign exchange gains on the repayment of intercompany debt. Income Taxes For the year ended December 31, 2009, the Company had an income tax expense of $17,759 which was comprised of a current income tax expense on $6,841 from the Company’s Canadian and U.S entities and a net future income tax expense of $10,918 from the Company’s Mexican, Canadian, Australian and US entities. For the year ended December 31, 2008, the Company had an income tax recovery of $4,337 resulting in an effective tax recovery rate of 12%. This was comprised of a current income tax expense of $5,084 from the Company’s Canadian and US entities and a future income tax recovery of $9,421 from the Canadian and US entities.

2009 Annual Report 38 For the quarter ended December 31, 2009, the Company had an income tax expense of $2,236. This is comprised of a current income tax expense of $4,881 from the Company’s US entity offset by an income tax recovery of $1,383 from the Canadian operations and a net future income tax recovery of $1,262 from the Company’s Canadian and US entities offset by future income tax expense from the Mexican operations. For the quarter ended December 31, 2008, the Company had an income tax recovery of $16,496. This was comprised of a current income tax recovery of $2,272 from the Company’s Canadian and US entities and a future income tax recovery of $14,224 from the Company’s Canadian and US entities. Financial Position, Liquidity and Capital Resources Operating Cash Flow Cash provided by operating activities before changes in non-cash assets and liabilities was $42,741 and $128,609 for the three months and year ended December 31, 2009, respectively. For the three months and year ended December 31, 2008, cash provided by operating activities before changes in non-cash assets and liabilities was $42,394 and $132,047, respectively. Financing Activities On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrant (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants. On March 13, 2008, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2008 Units”) at C$23.25 per Unit (the “2008 Offering”). Each 2008 Unit consists of one common share and one half of one common share purchase warrant (a “2012 Warrant”). Each whole 2012 Warrant entitles the holder to purchase one common share at a price of C$32.00 at any time before March 13, 2012. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2008 Units. The net proceeds to the Company were $260,062 (C$255,942) after deducting underwriters’ commission and offering expenses of $11,617 (C$11,433). The Company has allocated the net proceeds of the 2008 Offering between the common shares and the 2012 Warrants based upon their relative fair values on the closing date of the 2008 Offering, with the 2012 Warrant value being reflected in contributed surplus. The fair value of the 2012 Warrants was determined to be C$3.90 per whole 2012 Warrant using the Black-Scholes option pricing model, with an assumed risk free interest rate of 3.2%, expected dividend yield of 1.04%, expected life of the 2012 Warrant of four years and expected price volatility of the Company’s common shares of 35%. During the year ended December 31, 2009, the Company declared and paid dividends representing C$0.28 per share (2008 - C$0.24 per share), or $28,232 (2008 - $21,780). Investing Activities The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2009, the investments had various maturities upon acquisition of between 27 and 347 days. Accordingly, on the December 31, 2009 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”. During the year ended December 31, 2009, the Company acquired the Palmarejo, Mt. Keith, Marigold and other smaller royalty interests, as more fully described above in the section “Acquisitions”. The Company acquired the Gold Quarry royalty interest in December 2008.

Franco-Nevada Corporation 39 Cash Resources and Liquidity As at December 31, 2009, the Company had cash and cash equivalents and short-term investments totaling $500,129 (2008 - $214,825). In addition, the Company held available-for-sale securities at year end with a combined value of $106,575, of which $75,537 are quoted securities that are readily marketable. Working capital at December 31, 2009 was $530,700 compared with $239,055 as at December 31, 2008. The increase is attributable primarily to the net proceeds received on the Offering completed in June 2009. The Company’s near-term cash requirements are limited to general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and semi-annual dividends. As a royalty company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Credit Facility. The Company believes that its current cash resources and future cash flows will be sufficient to cover the cost of general and administrative expenses, costs of operations and dividend payments. Capital Resources On January, 19, 2010, the Company closed an amendment to its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. As of March 23, 2010, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under the Amended Credit Facility. Advances under the Amended Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 23, 2010, Canadian and US dollar advances under the facility would bear interest rates of 3.50% and 5.0%, respectively. The Company has contractual obligations of $28 per month expiring on October 31, 2013 for its Toronto office space and $7 per month expiring on June 30, 2011 for its Colorado office. In addition, under the Company’s Amended Credit Facility, it is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of the facility. For the three months and year ended December 31, 2009, standby fees of $164 and $500, respectively, were incurred and paid. For the three months and year ended December 31, 2008, standby fees of $165 and $517, respectively, were incurred and paid. Critical Accounting Estimates The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount. Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil and gas properties and the assessment of recoverability of the interests in mineral and oil and gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company. Royalty Revenue Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period when the actual amounts are known. Royalty Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are received. The Company records changes in the fair value of its derivative financial assets based upon changes in forward gold curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

2009 Annual Report 40 Depletion of Interests in Mineral Properties Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties. A portion of the acquisition costs of production stage royalty interests is allocated to a value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves. Asset Impairment The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows. Income Taxes The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the year, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net assets include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax net assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized. Stock-Based Compensation The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. The fair value of the stock options granted during the year ended December 31, 2009 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a dividend yield of 0.951% (2008 - 1.47%), an expected volatility of 64.98% (2008 - 39.78%), a risk-free rate of 1.83% (2008 - 4.18%) and an expected average option life of 4 years (2008 - 4 years). Accounting Changes and Recent Pronouncements (a) EIC 173 In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) released EIC 173 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The Company has included counterparty risk and credit risk assessments in the fair value estimates for its financial assets and liabilities, most notably in its estimate of the value of derivative assets. Adoption of EIC 173 did not have a significant impact on the Company’s financial statements for the year ended December 31, 2009. Section 3862 - Financial Instruments - Disclosures In May 2009, the Accounting Standards Board (“AcSB”) amended CICA Handbook Section 3862, “Financial Instruments - Disclosures” (“Section 3862”) to require additional disclosures of the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement. The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP. For the additional disclosures required under Section 3862, please refer to Note 8 - Financial Instruments to the Company’s annual financial statements as at and for the year ended December 31, 2009.

Franco-Nevada Corporation 41 Recent Pronouncements a) Section 1582 - Business Combinations In 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”. These sections will require that non-controlling interests be presented as part of shareholders’ equity on the balance sheet and the controlling parent to present 100% of the subsidiary’s results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted. The Company will adopt Section 1582 on January 1, 2011. International Financial Reporting Standards (“IFRS”) In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact, to varying degrees, the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company has designated the appropriate resources to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company identified three phases of its project plan: diagnostic assessment, development and implementation. In the diagnostic phase, the Company established a working group, developed an initial project plan and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q3 2009. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information technology and data systems. The development phase involves the development of a detailed project plan, the completion of analyses of the differences between Franco-Nevada’s accounting policies and IFRS to provide a basis for the accounting policy recommendations, the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements and the delivery of detailed IFRS training to key finance and other personnel. This phase is expected to be completed by the third quarter of 2010. The implementation phase involves the implementation of the necessary changes to our information systems and business processes as identified through the diagnostic and development phases. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011. The diagnostic assessment phase identified one standard, related to the accounting for royalties, which is of high priority to the Company. The International Standards Board has activities currently underway which may, or will, change the standard effective upon the Company’s adoption of IFRS, and therefore may impact the diagnostic assessment. The Company will assess any such change as a component of its development phase and update its IFRS conversion plan as appropriate. The Company continues to monitor other IFRS accounting developments. The Company will update conversion plans and public disclosures as necessary. During the latter half of 2009, the Company began the process of a detailed review of IFRS relevant to the Company and the identification of key differences. The Company expects to complete this phase by the first half of 2010 as several standards are currently being finalized by the International Standards Board which may impact the Company.

2009 Annual Report 42 The Company has identified several areas as those expected to have a significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, processes and other areas of our business in future MD&As as they are determined. Some of the areas identified are: a) First time adoption The Company’s adoption of IFRS will require the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. We are currently analyzing the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemptions decisions will be approved by executive management and reviewed by the Audit Committee. The most significant exemption which is being analyzed relates to Cumulative Translation Account (“CTA”). IFRS provides for the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings upon the initial adoption of IFRS. The Company expects to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated). Other available exemptions continue to be evaluated. b) Royalty Assets The International Standards Board has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. The Company will assess any such changes or amendments as a component of its development phase and update its IFRS conversion plan as appropriate. c) Impairment of non-current assets Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP currently prohibits reversal of impairment losses. IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the Company continues to monitor and evaluate other IFRS accounting developments and will update our conversion plan and public disclosures as necessary. Outlook The following contains forward-looking statements about our outlook for 2010. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Franco-Nevada Corporation 43 With over 70% of Royalty Revenue earned from gold assets in 2009, the market price of gold is one of the most significant factors in determining the earnings and cash flow generating ability of the Company’s operations. The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors. Gold price volatility remained high in 2009, with the spot price trading in a wide range of between $810 to $1,213 per ounce during the year. The average spot price for 2009 was $972 per ounce, which was an all-time high, compared to $872 per ounce in 2008. The Company benefitted from these higher gold prices, seeing its Royalty Revenue from gold assets grow to $100,517 in 2009 from $70,678 in 2008, an increase of 42%, although the average spot price increased by only 12%. Growth in the gold portfolio was driven, in part, by these higher average gold prices but also from newly acquired royalty assets, such as Gold Quarry and Palmarejo. In addition, several assets commenced production and had their first contributions to Royalty Revenue in 2009. The Company estimates Royalty Revenue for 2010 to be between $155 million and $170 million with approximately 70% being earned from gold assets. Some of the expected contributors to 2010 Royalty Revenue are more fully described below. The Company expects Royalty Revenue from Palmarejo to increase in 2010 as it will be the first full year of production subject to the gold stream versus seven months production in 2009. In addition, Coeur, the operator of the Palmarejo Project, has announced that it is continuing the development of the underground operation in order to better understand the nature of the deposit which may lead to improved silver and gold recoveries, with the Company benefitting from improved gold recoveries. Barrick Gold Corporation has announced that the waste stripping phase at Goldstrike will continue through mid-2010. The Company expects Royalty Revenue from Goldstrike to remain consistent with fourth quarter 2009 levels until the waste stripping phase is completed and then expects to recognize higher contributions from Goldstrike in the latter half of 2010. Newmont Mining Corporation announced a geotechnical event at Gold Quarry which would curtail production into 2010 and 2011. The Company’s Gold Quarry royalty, which was acquired in December 2008, includes a minimum royalty clause and as such, the Company does not anticipate a significant decrease in Royalty Revenue for 2010 as a result of lower production at Gold Quarry. Quadra Mining Ltd., the operator of the Robinson mine, announced its 2010 production guidance which, if achieved, would trigger the Company’s gold and copper royalties. At current copper prices, the price threshold of the Robinson copper price participation royalty would also be met. Quadra announced expected annual production for 2010 from its Robinson mine to be 135 million pounds of copper and 80,000 ounces of gold compared to actual production of 122.5 million pounds of copper and 98,970 ounces of gold for the year ended December 31, 2009. In addition, the Company expects higher contributions to 2010 Royalty Revenue from Hislop, a royalty acquired in 2009, Hollister, as it begins commercial production, Hemlo/Interlake NSR, as production moves onto royalty ground covered by the Company’s NSR and Holloway, as production continues to ramp up and increase. For our oil and gas royalty interests, we expect 2010 results will reflect the impact of production declines due to decreased drilling activity in 2009. This impact will be tempered somewhat by the recovery in oil prices that occurred during the second half of 2009. Natural gas prices are expected to remain soft throughout 2010.

2009 Annual Report 44 Royalty Revenue Composition Continued growth in the royalty portfolio will be achieved through new acquisitions, strategic opportunities and the development of some of our advanced development assets, such as Detour and the Hemlo NPI being brought into production, and some currently producing assets such as Tasiast and the newly acquired Subika royalty pass cumulative production thresholds that will trigger ongoing payments to the Company on future production. From its inception, the Company has been actively managing its general and administrative expenses in an effort to maintain its high free cash flow margins. The Company will continue to look for efficiencies within the organization with the objective of increasing free cash flow margins. The Company has significant capital available in which to invest in additional royalties and is actively pursuing and developing new investment opportunities, with a concentrated focus on gold. For 2010, the Company will continue with these efforts and anticipates significant acquisition activity in 2010. Outstanding Share Data As of March 23, 2010, there were 113,863,219 common shares outstanding. In addition, there were 2,666,501 stock options outstanding to directors, officers and employees with exercise prices ranging from C$15.20 to C$29.84 per share. The Company also has reserved 88,744 common shares for issuance to former Moydow insiders upon the exercise of their outstanding Moydow options at prices ranging from C$6.99 to C$11.53 for each Franco-Nevada common share. The Company also has 11,499,999 warrants, 316,436 special warrants and 47,215 restricted stock units outstanding as at March 23, 2010. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. The special warrants were issued in connection with the Palmarejo acquisition (See “Palmarejo Gold Royalty Stream” above) and are exercisable, without any additional consideration, into 316,436 common shares following the achievement by the Palmarejo Project of certain time-based completion tests by September 15, 2010. Risk Factors The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com. Fluctuation in Mineral Prices Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 50 45 40 35 30 25 20 15 10 5 0 ($ millions) Oil & Gas Base Metals & Other PGM Gold

Franco-Nevada Corporation 45 Foreign Currency Fluctuations The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations. The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2009, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to exposure to the US dollar in terms of revenue generated in those jurisdictions and to a lesser extent costs incurred in those jurisdictions. Significance of Goldstrike Royalties The Goldstrike royalties are very significant to the Company. As a result, any adverse issues associated with production or the recoverability of reserves from those portions of the Goldstrike properties over which the Company has a royalty interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition. Internal Control over Financial Reporting and Disclosure Controls and Procedures Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change. For the three months and year ended December 31, 2009, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design of internal controls over financial reporting were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.

2009 Annual Report 46 Management’s Responsibility for Financial Information The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. Franco-Nevada maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable. The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results. The Audit and Risk Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee. David Harquail Alex Morrison Chief Executive Officer Chief Financial Officer March 23, 2010

Franco-Nevada Corporation 47 Auditors’ Report To the Shareholders of Franco-Nevada Corporation We have audited the consolidated balance sheets of Franco-Nevada Corporation (the Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in accordance with Canadian generally accepted accounting principles. Chartered Accountants, Licensed Public Accountants Toronto, Ontario March 23, 2010

2009 Annual Report 48 Franco-Nevada Corporation Consolidated Balance Sheets (in thousands of US dollars, except share amounts) December 31, December 31, 2009 2008 Assets Cash and cash equivalents (Note 3) $ 122,649 $ 73,249 Short-term investments (Note 4) 377,480 141,576 Royalty receivables 26,789 22,866 Prepaid expenses and other 13,263 10,674 Current assets 540,181 248,365 Royalty interests in mineral properties, net (Note 5) 958,160 806,228 Interests in oil and gas properties, net (Note 6) 390,540 361,645 Investments (Note 4) 106,575 68,683 Future income taxes (Note 11) 19,305 14,826 Other 6,130 4,039 Total assets $ 2,020,891 $ 1,503,786 Liabilities Accounts payable and accrued liabilities $ 9,481 $ 9,310 Current liabilities 9,481 9,310 Future income taxes (Note 11) 81,142 60,877 Total liabilities 90,623 70,187 Shareholders’ Equity (Note 12) Common shares, unlimited common shares authorized without par value; issued and outstanding 112,123,500 common shares at December 31, 2009 (100,300,000 at December 31, 2008) 1,848,923 1,549,410 Contributed surplus 51,975 26,380 Retained earnings (deficit) 38,135 (14,512) Accumulated other comprehensive loss (8,765) (127,679) Total shareholders’ equity 1,930,268 1,433,599 Total liabilities and shareholders’ equity $ 2,020,891 $ 1,503,786 Commitments (Note 15) Subsequent Events (Note 16) See accompanying notes to consolidated financial statements Approved by the Board of Directors Pierre Lassonde Randall Oliphant Director Director

Franco-Nevada Corporation 49 For the Years Ended December 31, 2009 2008 Revenue Mineral royalties $ 96,251 $ 95,746 Oil and gas royalties and working interests 27,730 54,847 Change in fair value - Palmarejo (Note 7(a)) 73,412 – Change in fair value - Other derivative assets (Note 7(b)) 1,570 – Dividends 765 448 Total revenue 199,728 151,041 Costs and expenses Costs of operations 6,637 8,137 General and administrative 10,381 9,772 Business development 2,243 1,409 Depreciation and depletion 88,945 87,525 Write-down on investments 239 6,454 Write-down on mineral royalty interest – 2,034 Stock-based compensation expense (Note 12(b)) 4,150 4,073 Total costs and expenses 112,595 119,404 Operating income 87,133 31,637 Interest income 1,887 5,323 Interest expense and other (1,729) (1,745) Gain on sale of investments 446 – Other Income 3,146 – Foreign exchange gain 7,755 795 Income before income taxes 98,638 36,010 Income tax (expense) recovery (Note 11) (17,759) 4,337 Net income $ 80,879 $ 40,347 Other comprehensive income (loss): Unrealized change in market value of securities, net of income tax $ 21,474 $ (1,599) Unrealized foreign exchange gain (loss), net of income tax (40,992) 34,090 Currency translation adjustment 146,187 (170,027) 126,669 (137,536) Total comprehensive income (loss) $ 207,548 $ (97,189) Basic earnings per share (Note 13) $ 0.76 $ 0.41 Diluted earnings per share (Note 13) $ 0.75 $ 0.41 Basic weighted average shares outstanding (Note 13) 106,683 98,006 Diluted weighted average shares outstanding (Note 13) 107,799 98,593 See accompanying notes to consolidated financial statements Franco-Nevada Corporation Consolidated Statements of Operations and Comprehensive Income (Loss) (in thousands of US dollars, except per share amounts)

2009 Annual Report 50 Franco-Nevada Corporation Consolidated Statements of Cash Flows (in thousands of US dollars, except share amounts) For the Years Ended December 31, 2009 2008 Cash flows from operating activities Net income $ 80,879 $ 40,347 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Depreciation and depletion 88,945 87,525 Write-down on mineral royalty interest – 2,034 Write-down on investments 239 6,454 Unrealized change in fair value - Palmarejo (54,589) – Unrealized change in fair value - Other (1,570) – Other non-cash items 69 1,396 Future income tax expense 10,918 (9,421) Non-cash stock-based compensation expense 4,150 4,073 Unrealized foreign exchange gain (432) (361) Changes in non-cash assets and liabilities: Increase in royalty receivables (3,923) (19,585) Increase in prepaid expenses and other (2,589) (8,888) Increase in accounts payable and accrued liabilities 171 5,393 Net cash provided by operating activities 122,268 108,967 Cash flows from investing activities Proceeds on sale of short-term investments 221,162 – Purchase of short-term investments (453,681) (144,662) Acquisition of royalty interests in mineral properties (130,871) (103,500) Acquisition of royalty interests in oil & gas properties (100) – Proceeds on sale of investments 3,022 – Proceeds from call option 918 – Purchase of investments (2,181) (14,076) Purchase of oil and gas well equipment (3,179) (2,892) Purchase of property and equipment (23) (642) Net cash used in investing activities (364,933) (265,772) Cash flows from financing activities Net proceeds from issuance of common shares 313,285 260,062 Proceeds from exercise of stock options 4,490 – Payment of dividends (28,232) (21,780) Net cash provided by financing activities 289,543 238,282 Effect of exchange rate changes on cash and cash equivalents 2,522 (21,122) Net increase in cash and cash equivalents 49,400 60,355 Cash and cash equivalents at beginning of year 73,249 12,894 Cash and cash equivalents at end of year $ 122,649 $ 73,249 Supplemental cash flow information: Cash paid for interest expense and loan standby fees during the year $ 500 $ 517 Income taxes paid during the year $ 6,116 $ 12,948 See accompanying notes to consolidated financial statements

Franco-Nevada Corporation 51 2009 2008 Share capital Balance, January 1 $ 1,549,410 $ 1,310,171 Shares issued on Unit Offering and Over-Allotment exercise 293,799 239,239 Exercise of stock options 4,490 – Transfer from contributed surplus on exercise of stock options 1,224 – Balance, December 31 $ 1,848,923 $ 1,549,410 Number Number Share capital Balance, January 1 100,300,000 88,800,000 Shares issued on Unit Offering and Over-Allotment exercise 11,500,000 11,500,000 Exercise of share purchase warrant 1 – Exercise of stock options 323,499 – Balance, December 31 112,123,500 100,300,000 Contributed surplus Balance, January 1 $ 26,380 $ 105 Value of warrants on Unit Offering 22,669 22,786 Recognition of non-cash compensation expense 4,150 3,489 Transfer to share capital on exercise of stock options (1,224) – Balance, December 31 $ 51,975 $ 26,380 Retained earnings (deficit) Balance, January 1 $ (14,512) $ (33,079) Dividends (28,232) (21,780) Net income for the year ended December 31 80,879 40,347 Balance, December 31 $ 38,135 $ (14,512) Accumulated other comprehensive loss Balance, January 1 $ (127,679) $ 9,857 Other comprehensive income (loss) for the year ended December 31 126,669 (137,536) Realized foreign exchange gain (7,755) – Balance, December 31 $ (8,765) $ (127,679) See accompanying notes to consolidated financial statements Franco-Nevada Corporation Consolidated Statements of Shareholders’ Equity (in thousands of US dollars, except share amounts)

2009 Annual Report 52 Note 1 - Nature of Operations Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio holds over 300 royalty interests diversified over a range of commodities and by stage from exploration through to production. Note 2 - Summary of Significant Accounting Policies Principles of Consolidation and Presentation The consolidated financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (“US”) dollars. References herein to C$ are to Canadian dollars. Measurement Uncertainty The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period. The use of estimated resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalties are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty interests and the assessment of the recoverability of the carrying value of royalty interests. Actual results could differ significantly from these estimates. Translation of Foreign Currency The reporting currency for the consolidated financial statements is the US dollar. Monetary and non-monetary assets and liabilities of the entities whose functional currency is not the US dollar are translated to US dollars at the exchange rate in effect on the date of the consolidated balance sheet with the resulting translation adjustments recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Income and expenses are translated at the average exchange rate during the reporting period. Financial Instruments The Company’s financial instruments consist of cash and cash equivalents, short-term investments, royalty receivables, investments, accounts payable and accrued liabilities. The fair values of the Company’s financial instruments, except for available-for-sale investments, approximate their carrying amounts due to the short maturities of these instruments. As at December 31, 2009, cash and cash equivalents consist of Canadian and US treasury bills and highly-liquid corporate bonds with maturities at the date of purchase of three months or less. As at December 31, 2009, cash was held in interest-bearing cash accounts with various financial institutions. Available-for-Sale Investments Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Transaction costs associated with the acquisition of available-for-sale securities are directly attributable to the initial carrying value of the investment. Unrealized gains and losses on these securities are recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity, except that declines in market value that are judged to be other than temporary are recognized in determining net income. When securities are sold, the realized gains and losses on those securities are included in determining net income. When available-for-sale securities cannot be valued in reference to public markets, these securities are carried at cost. Interests in Mineral and Oil and Gas Properties Royalty interests in mineral and oil and gas properties include acquired royalty interests in production, development and exploration stage properties. Royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. As at December 31, 2009, two of the Company’s royalty interests in mineral properties are classified as derivative instruments which are adjusted to their fair values at each balance sheet date. The Company’s remaining royalty interests in mineral and oil and gas properties are all considered to be tangible assets. Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties. Acquisition costs of development and exploration stage mineral royalty interests are not depleted until such time as royalty-generating production begins. The Company may receive advanced minimum royalty payments prior to the commencement of production on some of its mineral and oil and gas properties. In these circumstances, the Company would record a depletion expense based on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum royalty payment received. Franco-Nevada Corporation Notes to Consolidated Financial Statements (in thousands of US dollars, except share amounts)

Franco-Nevada Corporation 53 Working Interests in Oil and Gas Properties Working interests are accounted for using the full cost method of accounting. All costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition, geological and geophysical costs, carrying charges of unproven properties and the costs of drilling both productive and non-productive wells. For each oil and gas property in which the Company has a working interest, the Company bears its proportionate share of the gross costs based on information received from the operator. Capitalized costs are accumulated on a country-by-country basis and are amortized and depleted using the units-of-production method, which is estimated using available estimates of proven reserves specifically associated with the oil and gas properties. Acquisition costs of development and exploration stage working interests are not depleted until such time as production begins. Impairment of Long-lived Assets The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the owner that could affect the future recoverability of the Company’s royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated undiscounted future cash flows. Revenue Recognition Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared or received. Cost of Operations Cost of operations includes various mineral and oil and gas production taxes that are recognized with the related royalty revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil and gas properties. Income Taxes The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recorded at the estimated income tax rates payable for the current year. Future income tax assets and liabilities are recorded for temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company at the end of each period, which is measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company derives the future income tax expense or recovery by recording the change in the net future income tax liability or net future income tax asset balance for the year. The Company’s future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of future income tax assets when management believes, based on the weight of available evidence, it is more likely than not that a portion or all of the future income tax asset will not be realized. Stock-based Compensation Stock Options The Company may issue stock-based compensation to directors, employees and external parties under the terms of its stock option plan. The Company expenses the fair value of stock-based compensation over the applicable vesting period. The Company applies the fair value method for incentive stock options granted to directors, officers and employees. The Company measures the fair value of these awards at the date of grant using the Black-Scholes option pricing valuation model. Compensation expense is recognized on a straight-line basis over the vesting period of the stock options. For stock options that are forfeited prior to vesting, the Company credits compensation expense in the period in which the forfeiture occurred. Any consideration paid upon the exercise of the stock options or purchase of shares is credited to share capital.

2009 Annual Report 54 Deferred Share Units Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date. Restricted Stock Units The Company may grant restricted stock units to officers and employees under the terms of its restricted stock unit plan. The Company determines the fair value of the restricted stock units once the performance conditions associated with these awards can reasonably be estimated. The Company expenses the fair value of the restricted stock units over the applicable vesting period. Financing Charges Costs associated with establishing debt facilities are deferred and amortized over the term of the debt facility. Operating Segments The Company manages its business under a single operating segment, consisting of resource sector royalty acquisition and management activities. All of the Company’s assets and revenues are attributable to this single operating segment. Earnings per Share Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents. For the year ended December 31, 2009, 1,115,225 “in-the-money” stock options were included in the diluted weighted average shares outstanding using the treasury stock method. 11,499,999 outstanding warrants, 316,436 Special Warrants and 47,215 RSU’s were not included in the diluted weighted average shares as the exercise price of the warrants exceeded the weighted average share price during the year ended December 31, 2009 and the necessary conditions for exercise and vesting had not been met as at December 31, 2009 for the Special Warrants and RSUs, respectively. Accounting Changes and Recent Pronouncements (a) EIC 173 In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) released EIC 173 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The Company has included counterparty risk and credit risk assessments in the fair value estimates for its financial assets and liabilities, most notably in its estimate of the value of derivative assets. Adoption of EIC 173 did not have a significant impact on the Company’s financial statements for the year ended December 31, 2009. (b) Section 3862 - Financial Instruments - Disclosures In May 2009, the Accounting Standards Board (“AcSB”) has amended CICA Handbook Section 3862, “Financial Instruments - Disclosures” (“Section 3862”) to require additional disclosures of the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement. The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP. The Company has added these additional disclosures to Note 8 - Financial Instruments. Recent Pronouncements (a) Section 1582 - Business Combinations In 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”. These sections will require that non-controlling interests be presented as part of shareholders’ equity on the balance sheet and the controlling parent to present 100% of the subsidiary’s results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted. (b) International Financial Reporting Standards The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. As a result, Franco-Nevada will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Note 3 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

At December 31,	2009	2008
Cash deposits	$ 10,229	$ 61,215
Term deposits	4,006	–
Treasury bills	28,944	–
Canadian federal and provincial government bonds	79,470	–
Corporate bonds	–	12,034
	$ 122,649	$ 73,249

During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $20,789, net of income taxes of $788, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity. During the year ended December 31, 2008, the US dollar had strengthened relative to the Canadian dollar which resulted in unrealized foreign exchange gains of $14,261, net of income taxes of $2,662, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 4 - Investments

The following table summarizes the Company's investments as at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Short-term investments:		
Canadian dollar denominated treasury bills	$ 241,294	$ 59,714
US dollar denominated treasury bills	136,086	81,762
Certificate of deposit	100	100
Total short-term investments	$ 377,480	$ 141,576
Long-term investments:		
Investment in Falcondo	28,668	24,500
Newmont Exchangeable Shares	42,602	36,519
Other	35,305	7,664
	$ 106,575	$ 68,683

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the year ended December 31, 2009. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value which approximates their carrying values.

As at December 31, 2009, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $635 (2008 - gain of $186), net of income taxes of $113 (2008 - $36), was recognized in accumulated other comprehensive income (loss).

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic. This investment has been designated as an available-for-sale security and is recorded at cost.

As at December 31, 2008, the fair value of this investment had decreased which management assessed to be an other-than-temporary decline and, as a result, an impairment of $4,221 was included in the statement of operations and comprehensive income (loss).

Newmont Exchangeable Shares

The Company owns 896,210 shares of Newmont Mining Company of Canada Limited (the "Exchangeable Shares"). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

As at December 31, 2009, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at December 31, 2008 and an unrealized net gain of $154 (2008 - $981), net of an income tax recovery of $273 (2008 - income tax expense of $76) was recognized in accumulated other comprehensive income (loss).

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Franco-Nevada Corporation

On October 5, 2009, the Company wrote a European call option on all of its Newmont Exchangeable Shares. The option had a $52.00 per share strike price and an expiry of January 15, 2010. The total call premium received was $918 being recorded as a deferred liability and was marked-to-market at December 31, 2009. A mark-to-market gain of $714 was recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The call options expired unexercised on January 15, 2010.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at December 31, 2009, the market value of these investments increased compared to their values at December 31, 2008, and an unrealized gain of $21,955 (2008 - loss of $2,765), net of taxes of $2,708 (2008 - $439), was recognized in accumulated other comprehensive income (loss).

During the year ended December 31, 2009, the market value of certain of its investments experienced a decline which management assessed to be other-than-temporary and, as a result, a write-down of $239 (2008 - $2,233) has been included in the statement of operations and comprehensive income (loss).

Note 5 - Royalty Interests in Mineral Properties

The following tables summarize the Company's interests in mineral properties as at December 31, 2009 and 2008, respectively:

	December 31, 2009		
	Cost/Carrying Value	Accumulated depletion	Net
Operating Royalty Interests			
Goldstrike	$ 248,467	$ (65,872)	$ 182,595
Stillwater	224,901	(14,847)	210,054
Gold Quarry	103,621	(9,391)	94,230
Other	184,406	(38,741)	145,665
	761,395 (1)	(128,851)	632,544
Palmarejo (2)	135,135	–	135,135
Development Stage Royalty Interests	160,075	–	160,075
Other	30,406	–	30,406
Total	$ 1,087,011	$ (128,851)	$ 958,160

(1) Includes amount of $31,794 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.
(2) Palmarejo is recorded at fair value as discussed in Note 7(a).

	December 31, 2008		
	Cost	Accumulated depletion	Net
Operating Royalty Interests			
Goldstrike	$ 242,534	$ (37,966)	$ 204,568
Stillwater	219,531	(7,314)	212,217
Gold Quarry	103,620	–	103,620
Other	147,622	(24,874)	122,748
	713,307 (1)	(70,154)	643,153
Development Stage Royalty Interests	132,673	–	132,673
Other	30,402	–	30,402
Total	$ 876,382	$ (70,154)	$ 806,228

(1) Includes amount of $178,700 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike Mining Complex (the "Goldstrike Complex") located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation ("Barrick") is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest ("NPI") royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick's account at the refinery, and costs include operating and capital costs.

2009 Annual Report
56

Stillwater Complex

The Company owns a 5% net smelter return ("NSR") royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the "Stillwater Complex") in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Palmarejo

On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project (the "Palmarejo Project") in Mexico from Coeur d'Alene Mines Corporation. *(See Note 7(a) - Derivative Assets).*

Gold Quarry

The Company owns a 7.29% net smelter return ("NSR") royalty interest on the Gold Quarry Royalty Property. The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont's Carlin Trend Complex located 40 miles west of Elko, Nevada.

Acquisitions

On December 10, 2009, the Company acquired additional royalty interests on the Marigold Mine property for $20,000. The royalty interests include (i) a 50% interest in a 5-8% gold-indexed sliding scale royalty; (ii) a 50% interest in a 3% net smelter return ("NSR") royalty; which together cover portions of the Terry Zone, East Hill, Red Hill and Targets deposits at the Marigold Property; and (iii) a 100% interest in a 3% NSR on mining claims which lie immediately adjacent to the southeast corner of the Marigold Mine and are leased to another mining company. The Marigold Mine is currently operated through a joint venture between Goldcorp Inc. and Barrick Gold Corporation.

On November 20, 2009, the Company acquired a 20% undivided interest in a 2% NSR royalty on a portion of Newmont Mining Corporation's Ahafo property in Ghana, known as Subika, for $13,000 from Moydow Mines International Inc. ("Moydow"). *(See Note 16 (b) - Subsequent Events).*

On October 29, 2009, the Company acquired for A$20,000 a 0.375% gross royalty on nickel production over two tenement packages in Western Australia; including the operating Mt Keith mine operated by BHP Billiton Nickel West Pty Ltd.

Other

During the year ended December 31, 2008, the Company wrote down the value of one of its interests in an exploration property located in Australia by $2,034 to reflect the fair value of this royalty interest.

Note 6 - Interests in Oil and Gas Properties

The following tables summarize the Company's interests in oil and gas properties as at December 31, 2009 and 2008, respectively:

December 31, 2009	Cost	Accumulated depletion	Net
Operating Interests			
Edson	$ 143,854	$ (18,885)	$ 124,969
Weyburn/Midale	91,964	(17,142)	74,822
Other	84,112	(15,635)	68,477
	$ 319,930[1]	$ (51,662)	$ 268,268
Development Stage Interests	23,183	–	23,183
Exploration Stage Interests	99,089	–	99,089
Total	$ 442,202	$ (51,662)	$ 390,540

(1) Includes amount of $76,559 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

December 31, 2008	Cost	Accumulated depletion	Net
Operating Interests			
Edson	$ 122,942	$ (6,579)	$ 116,363
Weyburn/Midale	78,595	(5,345)	73,250
Other	71,909	(4,257)	67,652
	273,446[1]	(16,181)	257,265
Development Stage Interests	19,721	–	19,721
Exploration Stage Interests	84,659	–	84,659
Total	$ 377,826	$ (16,181)	$ 361,645

(1) Includes amount of $65,430 allocated to value beyond proven reserves which will be included in the depletion calculation once material is converted into proven reserves.

57
Franco-Nevada Corporation

2009 Annual Report 58 Edson The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd. Weyburn The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party. Midale The Company holds a 1.594% working interest and a 1.175% royalty interest in the Midale Unit. Apache Canada Ltd. is the current Unit operator. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party. Working Interests As at December 31, 2009, the carrying values of the working interests associated with the Weyburn and Midale Units were $52,903 (2008 - $50,215) and $11,028 (2008 - $10,843), respectively. As at December 31, 2009: • The Company did not capitalize any of its head office general and administrative costs; and • Oil and gas working interest properties include $Nil in respect of properties which have been excluded from depletion calculations. The prices used in the ceiling test evaluation of the Company’s oil and gas reserves were: Oil and Gas Liquids $US/Bbl 2010 75.07 2011 77.11 2012 79.10 2013 81.02 2014 83.82 Average thereafter 91.91 Note 7 - Derivative Assets a) Palmarejo Gold Royalty Stream On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project in Mexico from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75,000 and contingent consideration of 316,436 special warrants. The 50% interest in the gold produced from the Palmarejo Project is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of (i) 50% of actual gold production and (ii) a minimum amount. The minimum royalty consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces (the “MR”), following which the Company will be paid based on 50% of actual gold production. The cash consideration of $75,000 has been allocated entirely to the MR. The special warrants are exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests which must be met prior to September 15, 2010. The special warrants meet the criteria for contingent consideration. As the outcome of these time-based completion tests remains uncertain, their value has not been included in the purchase price of the Palmarejo Project. Pursuant to Canadian GAAP, the Company has determined that the Palmarejo MR contract meets the definition of a derivative asset and, as such, must record the MR at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). As cash payments are received under this agreement, they are included with the change in the fair value of the MR at each balance sheet date in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the fair value of the MR has been determined using a discounted cash flow valuation model using gold forward curve prices. As at December 31, 2009, the valuation model was updated for the current gold forward curve prices and actual production paid to the Company under the MR during the year ended December 31, 2009, and resulted in a fair value gain of $54,589 for the year ended December 31, 2009. This fair value gain, along with royalty receipts from Palmarejo of $18,823, representing 30,613 ounces of gold, during the year ended December 31, 2009 is included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”.

Palmarejo Gold Royalty Stream	2009	2008
Royalty receipts	$ 18,823	$ –
Change in fair value - MR	54,589	–
Change in fair value - Palmarejo	$ 73,412	$ –

b) Other derivative assets

The Company acquired an additional royalty interest for $4,000 on May 21, 2009. The royalty agreement includes a minimum royalty clause, which consists of a minimum of 100 ounces (one hundred) per month until payments have been made on a total of 8,000 (eight thousand) ounces. This minimum royalty meets the definition of a derivative asset under Canadian GAAP. The Company has allocated the $4,000 purchase price to the minimum royalty and as such, must record the minimum royalty at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the Company recorded a change in fair value of $1,570 related to this minimum royalty resulting from an increase in the gold forward curve prices at December 31, 2009. There were no cash receipts from this royalty interest during the year ended December 31, 2009.

Note 8 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of the covered call option was determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs.

Fair Value of Derivative Instruments

At December 31, 2009	Balance Sheet Classification	Fair Value
Derivative Assets:		
Royalty interests	Royalty interests in mineral properties	$ 141,223
Derivative Liability:		
Covered call option	Accounts payable and accrued liabilities	$ 204

The Company did not hold any derivative instruments as at December 31, 2008.

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Cash and cash equivalents	$ –	$ 122,649	$ –	$ 122,649
Short-term investments	–	377,480	–	377,480
Investments[1]	75,537	937	–	76,474
Royalty interests in mineral properties, treated as derivative	–	–	141,223	141,223
Covered call option	–	(204)	–	(204)
	$ 75,537	$ 500,862	$ 141,223	$ 717,622

(1) Investments exclude $30,101 of investments which are recorded at cost.

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Franco-Nevada Corporation

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents
The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprises of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments
The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments
The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets
The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management's best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

e) Covered call option
The fair value of the covered call option is determined using an option-pricing model that utilizes a combination of inputs including quoted market prices and market-corroborated inputs and therefore are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company's Level 3 fair value measurements from December 31, 2008 to December 31, 2009:

Fair value measurement using Level 3 inputs

Royalty Interests Classified as Derivatives

Balance on December 31, 2008	$	–
Acquisitions		79,000
Impact of foreign exchange translation		6,064
Gain included in net income		56,159
Balance on December 31, 2009	$	141,223

Fair Value of Financial Instruments

At December 31,		2009				2008		
		Carrying amount		Estimated fair value		Carrying amount		Estimated fair value
Financial assets								
Cash and cash equivalents[1]	$	122,649	$	122,649	$	73,249	$	73,249
Short-term investments[1]		377,480		377,480		141,576		141,576
Royalty receivables[1]		26,789		26,789		22,866		22,866
Investments[2]		76,474		76,474		48,183		48,183
	$	603,392	$	603,392	$	281,874	$	281,874
Financial liabilities								
Accounts payable and accrued liabilities[1]	$	9,481	$	9,481	$	9,310	$	9,310
	$	9,481	$	9,481	$	9,310	$	9,310

(1) Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
(2) Investments exclude $30,101 (2008 - $24,500) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

2009 Annual Report
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Franco-Nevada Corporation 61 Financial Risk Management The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets. The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields. Commodity Price Risk The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices. Foreign Exchange Risk The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Canadian dollar net proceeds from the Unit Offering discussed in Note 12(a) are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 50% to 50% as at December 31, 2009. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis. During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $146,187 in accumulated other comprehensive income (loss) (2008 - loss of $170,027). Interest Rate Risk The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the proceeds from the Unit Offering continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $4,650, or $0.04 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,570 per year (assuming the proceeds from the Unit Offering continue to be invested in the same investments as currently exist). As at December 31, 2009, the Company had no outstanding debt under its revolving credit facility (See Note 10 - Revolving Term Credit Facility). Credit Risk Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard and Poors. As at December 31, 2009, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable. Liquidity Risk The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities. As at December 31, 2009, $500,129 was held in either cash and cash equivalents or highly-liquid investments (2008 - $214,825). All of the Company’s financial liabilities are due within one year. Note 9 - Capital Risk Management The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth. There were no changes in the Company’s approach to capital management during the year ended December 31, 2009 compared to the prior year. The Company is not subject to material externally imposed material capital requirements.

2009 Annual Report 62 As at December 31, 2009, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $500,129 (2008 - $214,825), available-for-sale long-term investments totaling $106,575 (2008 - $68,683), together with an unused $150,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends. On January 19, 2010, the Company closed an amendment to its revolving credit facility which increased the amount available thereunder to $175,000. (See Note 10 - Revolving Term Credit Facility). Note 10 - Revolving Term Credit Facility On January, 19, 2010, the Company closed an amendment to its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Amended Credit Facility. This request requires the approval of a majority of the lending syndicate. Advances under the amended facility can be drawn as follows: US dollars • Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 1.25% and 2.00% per annum depending upon the Company’s leverage ratio; or • LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 2.25% and 3.00% per annum, depending on the Company’s leverage ratio; Canadian dollars • Prime rate advances with interest payable monthly at the BMO prime rate, plus between 1.25% and 2.00% per annum, depending on the Company’s leverage ratio; or • Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 2.25% and 3.00%, depending on the Company’s leverage ratio. All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Amended Credit Facility are guaranteed by the Company’s subsidiaries and the Company is required to maintain the security which is currently in place over certain of the Company’s assets. Such security is in the form of general security interests or floating charges, specific pledges, fixed charges or mortgages depending upon the nature and jurisdiction of individual assets being secured. The Amended Credit Facility is subject to a standby fee of 0.5625% to 0.750% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility. The Company incurred $2,000 of Amended Credit Facility issuance costs, which, along with the remaining unamortized balance of $939 related to the original credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility. As at December 31, 2009, there were no amounts outstanding under the Amended Credit Facility and the prime and base rates in effect were 2.25% and 3.75%, respectively. For the period ended December 31, 2009, the Company recognized debt issuance cost amortization expense of $638 (2008 - $689) and $500 (2008 - $517) of standby and administrative fees which was based on a standby rate of 0.30% to 0.45% in connection with its original credit facility. Note 11 - Income Taxes Income taxes for the years ended December 31, 2009 and 2008 consist of the following: December 31, December 31, 2009 2008 Current income tax expense $ 6,841 $ 5,084 Future income tax expense (recovery) 10,918 (9,421) Net income tax expense (recovery) $ 17,759 $ (4,337)

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended December 31, 2009 and 2008, are as follows:

	December 31, 2009	December 31, 2008
Net income before income taxes	$ 98,638	$ 36,010
Statutory tax rate	29.79%	30.38%
Tax (expense)/recovery at statutory rate	29,384	10,940
Reconciling items:		
Minimum tax credit	(4,284)	–
Resource depletion adjustment	(4,553)	–
Reversal of valuation allowance	(727)	(18,042)
Expenses not tax deductible	(642)	2,117
Differences in foreign statutory tax rates	309	1,353
Changes in current and future tax rates on timing differences	(2,890)	(980)
Foreign withholding tax	1,009	426
Other	153	(151)
Net income tax expense (recovery)	$ 17,759	$ (4,337)

The significant components of the Company's future income tax assets and liabilities are as follows:

	December 31, 2009	December 31, 2008
Future income tax asset		
Interest in mineral properties	$ 19,305	$ 14,826
Total future income tax asset	$ 19,305	$ 14,826
Future income tax liabilities		
Interests in mineral properties	$ 30,541	$ 9,421
Interests in oil and gas properties	58,427	56,957
Investments	5,286	6,337
Share issue and debt issue costs	(12,475)	(11,720)
Non-capital loss carry-forwards	(728)	(693)
Other	91	(162)
Valuation allowance	–	737
Net future income tax liabilities	$ 81,142	$ 60,877

The Company has Australian non-capital loss carry-forward of approximately $1,050 (2008 - $2,310) which can be carried forward indefinitely to reduce future years' taxable income.

Note 12 - Shareholders' Equity

a) Common Shares

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the "2009 Units") at C$32.20 per 2009 Unit (the "2009 Offering"). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the "2017 Warrant"). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters' commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

On March 13, 2008, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the "2008 Units") at C$23.25 per Unit (the "2008 Unit Offering"). Each 2008 Unit consists of one common share and one half of one common share purchase warrant (a "2012 Warrant"). Each whole 2012 Warrant entitles the holder to purchase one common share at a price of C$32.00 at any time before March 13, 2012. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2008 Units. The net proceeds to the Company were $260,062 (C$255,942) after deducting underwriters' commission and offering expenses of $11,617 (C$11,433). The Company has allocated the net proceeds of the 2008 Unit Offering between the common shares and the 2012 Warrants based upon their relative fair values on the closing date of the 2008 Unit Offering, with the 2012 Warrant value being reflected in contributed surplus. The fair value of the 2012 Warrants was determined to be C$3.90 per whole 2012 Warrant using the Black-Scholes option pricing model, with an assumed risk free interest rate of 3.2%, expected dividend yield of 1.04%, expected life of the 2012 Warrant of four years and expected price volatility of the Company's common shares of 35%.

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Franco-Nevada Corporation

During the year ended December 31, 2009, the Company declared and paid dividends representing C$0.28 per share (2008 - C$0.24 per share), or $28,232 (2008 - $21,780).

b) Stock-based Compensation

On November 12, 2007, the Company's Board of Directors adopted a stock option plan (the "Plan"), pursuant to which the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.

The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company.

The aggregate number of common shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 5% of the then issued and outstanding common shares. Within any one-year period, the number of options issued to any single participant shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2009, the Company issued to employees 55,000 stock options (2008 - 655,000) at exercise prices ranging between C$29.11 and C$29.84 (2008 - C$15.41 and C$20.55). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during 2009 has been determined to be $659 (2008 - $2,899). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.83%	4.18%
Expected dividend yield	0.951%	1.47%
Expected price volatility of the Company's common shares	64.98%	39.78%
Expected life of the option	4.0 years	4.0 years

and resulted in a weighted average fair value of C$13.98 per stock option (2008 - C$5.42 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2009, an expense of $4,150 (2008 - $4,073) related to vested stock options has been included in the consolidated statement of operations and comprehensive income (loss). As at December 31, 2009, there is $5,097 (2008 - $7,702) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company's equity compensation plans, which is expected to be recognized over a weighted average period of 1.1 years (2008 - 2.3 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan as follows:

		December 31, 2009		December 31, 2008
	Number	Weighted average exercise price	Number	Weighted average exercise price
Stock options outstanding, beginning of the year	2,885,000	C$15.49	2,280,000	C$15.20
Granted	55,000	C$29.31	655,000	C$16.46
Exercised	(323,499)	C$15.34	–	–
Forfeited	–	–	(50,000)	C$15.20
Stock options outstanding, end of the year	2,616,501	C$15.78	2,885,000	C$15.49
Exercisable stock options, end of the year	1,384,501	C$15.33	743,333	C$15.20

2009 Annual Report

64

Options to purchase common shares outstanding at December 31, 2009, carry exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable	Weighted average life (years)
C$15.20	2,071,500	1,331,167	7.98
C$15.41	35,000	11,667	8.90
C$15.61	316,667	–	8.01
C$18.91	75,000	25,000	8.64
C$19.22	13,334	–	8.08
C$20.55	50,000	16,667	8.41
C$29.11	40,000	–	9.40
C$29.84	15,000	–	9.42
	2,616,501	1,384,501	8.05

c) Share Purchase Warrants
Outstanding share purchase warrants, at December 31, 2009 and 2008, are as follows:

	December 31, 2009	December 31, 2008
Warrants outstanding, beginning of the year	5,750,000	–
Issued *(See Note 12(a))*	5,750,000	5,750,000
Exercised	(1)	–
Warrants outstanding, end of the year	11,499,999	5,750,000

d) Deferred Share Unit Plan
Under the Company's DSU Plan, non-executive directors may choose to convert all or a percentage of their directors' fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors' fees, the DSUs vest immediately. For DSUs that have been awarded as compensation, the DSUs vest 33 1/3% on the first day after each of the first three anniversaries of the date of grant, subject to the discretion of the Board of Directors. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company's common shares when redemption takes place.

During the year ended December 31, 2009, 5,779 DSUs were credited to directors under the DSU Plan (2008 - 4,440 DSUs) in connection with the conversion of directors' fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at December 31, 2009, was $274 (2008 - $77). The mark-to-market adjustment recorded for the year ended December 31, 2009, in respect of the DSU Plan, was $34 (2008 - $13).

e) Restricted Stock Units
During the year ended December 31, 2009, the Company launched a restricted stock unit plan ("RSU Plan") whereby restricted share units ("RSUs") may be granted to employees and officers of the Company. Each RSU is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest at the end of a three year period and may be settled in common shares or cash. Vesting of the RSUs is based on the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.

During the year ended December 31, 2009, 47,215 RSUs were awarded to officers of the Company. The Company has not recognized any expense for these RSUs as the performance criteria for vesting has not been met as at December 31, 2009.

f) Outstanding Purchase Share Warrants, Incentive Stock Options, Special Warrants and Restricted Stock Units
The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options, special warrants and restricted stock units, at December 31, 2009 and 2008, respectively, were exercised:

	December 31, 2009	December 31, 2008
Common shares outstanding	112,123,500	100,300,000
Stock options	2,616,501	2,885,000
Warrants	11,499,999	5,750,000
Special warrants	316,436	–
Restricted Stock Units	47,215	–
	126,603,651	108,935,000

65

Franco-Nevada Corporation

2009 Annual Report 66 Note 13 - Earnings per Share (“EPS”) For the year ended December 31, 2009 Income Shares Per Share (Numerator) (Denominator) Amount Net income 80,879 106,683 $ 0.76 Effect of dilutive securities – 1,116 (0.01) Diluted EPS 80,879 107,799 $ 0.75 For the year ended December 31, 2008 Income Shares Per Share (Numerator) (Denominator) Amount Net loss 40,347 98,006 $ 0.41 Effect of dilutive securities – 587 – Diluted EPS 40,347 98,593 $ 0.41 Options to purchase 55,000 shares, warrants to purchase 11,499,999 common shares, 316,436 special warrants and 47,215 RSU’s were outstanding as at December 31, 2009, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2009 and due to the performance criteria for the vesting of the Special Warrants and RSU’s having not been met prior to December 31, 2009. Options to purchase 70,000 shares and warrants to purchase 5,750,000 common shares were outstanding as at December 31, 2008, but were not included in the computation of diluted EPS due to the exercise prices of these options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2008. Note 14 - Geographic Information The following tables reflect geographic financial information: Year ended Period ended December 31, December 31, 2009 2008 Revenue United States $ 86,653 $ 90,717 Mexico 73,412 – Canada 37,000 58,691 Australia 2,663 1,633 Consolidated $ 199,728 $ 151,041 Net income (loss) United States $ 17,602 $ 29,975 Mexico 52,324 – Canada 9,362 12,570 Australia 1,591 (2,198) Consolidated $ 80,879 $ 40,347 For the year ended December 31, 2009, three mineral royalties totaling $115,358, comprised 57.8% of Total Revenue across all geographic segments. During the year ended December 31, 2008, three royalties totaling $71,719, comprised 32.9% from two mineral royalties and 14.6% from an oil and gas royalty, respectively, of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue.

	As at December 31, 2009	As at December 31, 2008
Interests in mineral properties, net		
Canada	$ 130,641	$ 96,564
United States	645,365	681,054
Mexico	135,135	–
Australia	47,019	28,610
Consolidated	$ 958,160	$ 806,228
Total Assets		
Canada	$ 1,109,396	$ 796,183
United States	710,543	678,157
Mexico	150,755	–
Australia	50,197	29,446
Consolidated	$ 2,020,891	$ 1,503,786

Interests in oil and gas properties of $390,540 (2008 - $361,645) and investments of $106,575 (2008 - $141,476) are held in Canada.

Note 15 - Commitments

Operating Leases
At December 31, 2009, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to December 31, 2010	$	418
to December 31, 2011		367
to December 31, 2012		324
to December 31, 2013		272
to December 31, 2014 and thereafter		–

Credit Facility
Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the year ended December 31, 2009, standby fees of $500 (2008 - $517) were incurred and paid. *(See Note 10 - Revolving Term Credit Facility).*

Newmont Call Options
The Company wrote a European-style covered call option on all of its Exchangeable Shares. The options expired unexercised on January 15, 2010. *(See Note 4 - Newmont Exchangeable Shares).*

Note 16- Subsequent Events

a) International Royalty Corporation
On December 18, 2009, the Company announced an offer to acquire any and all outstanding shares of International Royalty Corporation ("IRC") for C$6.75 cash per share (the "Offer"). On January 19, 2010, the Company announced a variation and extension to the Offer. The Company extended the period during which shareholders of IRC may deposit their common shares under the Offer from 8:00pm (Toronto time) on January 19, 2010 to 8:00pm (Toronto time) on February 19, 2010. On February 16, 2010, the Company announced that it would allow the Offer to expire on February 19, 2010 as one of the conditions to the Offer could not be fulfilled as IRC had announced that it had received shareholder and optionholder approval of a plan of arrangement with Royal Gold, Inc.

The Company incurred expenses of $670 related to the Offer, which have been included in net income for the year ended December 31, 2009.

b) Acquisition of Moydow Mines International Ltd.
On January 22, 2010, the Company announced the completion of a plan of arrangement among the Company, one of its wholly-owned subsidiaries and Moydow pursuant to which the Company acquired all of the outstanding shares of Moydow. On November 20, 2009, the Company acquired an undivided 20% interest in Moydow's 2% NSR royalty on a portion of Newmont Mining Corporation's Ahafo property in Ghana, known as Subika, for $13,000. The remaining 80% undivided interest in the Subika royalty was acquired pursuant to this plan of arrangement.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Common Share. Moydow options, upon their exercise, will be exerciseable into Common Shares on the same basis as the exchange of Moydow shares for Common Shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 Common Shares and reserved for issuance 94,470 Common Shares upon the exercise of Moydow options, which together were valued at approximately $49,000.

67
Franco-Nevada Corporation

2009 Annual Report 68 Directors Pierre Lassonde, Chairman David Harquail, President & CEO Derek Evans Graham Farquharson Louis Gignac Randall Oliphant Hon. David R. Peterson Management David Harquail President & CEO Sandip Rana (effective April 2010) Chief Financial Officer Sharon E. Dowdall Chief Legal Officer & Corporate Secretary H. Geoff Waterman Chief Operating Officer Paul Brink Senior Vice President, Business Development Stephen D. Alfers Chief of U.S. Operations Steven K. Aaker Senior Vice President, Acquisitions Petra Decher Vice President, Finance & Assistant Secretary Jeff Jenkins Director of Finance, U.S. Operations Debbie McEnaney Controller Kevin McElligott Managing Director, Australia Head Office Exchange Tower, 130 King Street West Suite 740, P.O. Box 467 Toronto, Ontario, Canada M5X 1E4 Tel: (416) 306-6300 Fax:(416) 306-6330 U.S. Office 1745 Shea Center Drive, Suite 310 Highlands Ranch, CO 80129 Tel: (303) 317-6335 Fax:(303) 317-6133 Franco-Nevada Corporation Corporate Information Share Listing Toronto Stock Exchange Common shares: FNV 2012 Warrants: FNV.WT 1 warrant + C$32.00 = 1 common share Expiry: March 13, 2012 2017 Warrants: FNV.WT.A 1 warrant + C$75.00 = 1 common share Expiry: June 16, 2017 Shares Outstanding (as at March 23, 2010) Common shares: 113,863,219 2012 Warrants: 5,749,999 2017 Warrants: 5,750,000 Options: 2,666,501 Other: 452,395 Fully diluted: 128,482,114 Investor Information Jason O’Connell Manager, Investor Relations & Business Development Donna Andrejek Office Manager - Toronto Robert Eckles Office Manager - Denver investor.relations@franco-nevada.com contact@franco-nevada.com www.franco-nevada.com Tel: (647) 477-8135 Toll free: 1(877) 401-3833 Transfer Agent Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Toll Free: (800) 564-6253 Tel: (514) 982-7555 service@computershare.com Auditors PricewaterhouseCoopers LLP Toronto, Ontario, Canada

View of construction at the Tasiast mine in Mauritania. The operator is rapidly expanding reserves and resources. Franco-Nevada has a 2% revenue-based royalty on Tasiast that is expected to begin generating revenues in early 2011. Concept and Design: Goodhoofd Inc. Printed in Canada using vegetable based inks on chlorine-free paper containing post consumer product and which is 100% recyclable. Project Management and Production: Walter J. Mishko & Co. Inc.

WWW.FRANCO-NEVADA.COM Franco Nevada